This draft registration statement is confidentially submitted to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on October 23, 2025, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. [              ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

3Knights Dynamics Group Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	7371	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 19-2,

The Boulevard, Mid Valley City

Lingkaran Syed Putra,

59200 Kuala Lumpur,

Wilayah Persekutuan,   Malaysia

+60 12-968 2927

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +1 3107285129	[*]

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP  , indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated [ ], 2025

3Knights Dynamics Group Limited

[    ] CLASS A Ordinary Shares

This is the initial public offering of the Class A Ordinary Shares of 3Knights Dynamics Group Limited (the “Company”). Prior to this Offering, there has been no public market for our ordinary shares (the “Class A Ordinary Shares”). It is currently estimated that the initial public offering price per share will be between $[    ] and $[    ].

Prior to this offering, there has been no public market for our Class A Ordinary Shares. We intend to reserve the symbol [“TKDG”] for purposes of listing our Class A Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) and have applied to list our Class A Ordinary Shares on the Nasdaq. At this time, Nasdaq has not yet approved our application to list our Class A Ordinary Shares. The closing of this offering is conditional upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

The Company is an exempt company incorporated in the Cayman Islands with limited liability as a holding company and with no material operations of its own. The Company conducts its operations through 3 Knights, its operating subsidiary in Malaysia. The Class A Ordinary Shares offered in this prospectus are shares of the Cayman Islands holding company instead of shares of its operating subsidiary in Malaysia. Holders of our Class A Ordinary Shares do not directly own any equity interests in our subsidiary, but will instead own shares of a Cayman Islands holding company.

Upon completion of this Offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. See “Description of Share Capital” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares.

Upon completion of this Offering, our issued and outstanding shares will consist of [*] Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Shares, or [*] Class A Ordinary Shares, assuming the over-allotment option is exercised in full.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after this offering, assuming an offering size as set forth above, WLG Holdings Sdn. Bhd., our Controlling Shareholder,    will own [15,800,000] Class A Ordinary Shares and [2,000,000] Class B Ordinary Shares, being [*]% of our total and issued outstanding Shares, representing approximately [*] of our total voting power (or [*]% of our total and issued outstanding Shares if the underwriters option to purchase additional shares is exercised in full), and may have the ability to determine matters requiring approval by shareholders. As a result, our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through its controlling ownership of the Company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See “Risk Factors — Risks Related to our Class A Ordinary Shares — Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders” for further information. However, even if we are deemed as a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Stock Market Rules. See “Risk Factors — Risks Related to our Class A Ordinary Shares — We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

We have historically conducted our business through our operating subsidiary in Malaysia, but prior to the consummation of this offering we will engage in the Reorganization described in “Our Corporate Structure and History” pursuant to which such operating subsidiary will become subsidiary of the Company.

Investing in the shares involves risks. See section titled “Risk Factors” of this prospectus.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 14 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

	PER SHARE		TOTAL
Initial public offering price	$	[*]	$	[*]
Underwriting discounts and commissions(1)(2)	$	[*]	$	[*]
Proceeds, before expenses, to us	$	[*]	$	[*]

(1)	The underwriters will receive compensation in addition to the discounts and commissions. For a description of compensation payable to the underwriters, see “Underwriting” in this prospectus.
(2)	Does not include a non-accountable expense allowance equal to $[ ], payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a description of other terms of compensation to be received by the underwriters, see “Underwriting” in this prospectus.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[              ], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to 15% of the total number of our Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts and commissions. If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the shares to purchasers against payment on                   , 2025.

Until and including [*], 2025 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                    , 2025

For investors outside the United States: neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Shares. For a more complete understanding of us and this Offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See section titled “Special Note Regarding Forward-Looking Statements.”

Presentation of Financial Information

We have historically conducted our business through our subsidiary in Malaysia. 3Knights Dynamics Group Limited has not commenced operations and has nominal assets and liabilities. Therefore our historical consolidated financial statements present the financial position and results of operations of our operating subsidiary in Malaysia on a consolidated basis. Following the Reorganization, our financial statements will present the financial position and results of operations of 3Knights Dynamics Group Limited and its consolidated subsidiary.

Our Business

We are a big data solutions provider headquartered in Kuala Lumpur, Malaysia using AI, analytics, and real-time insights. We started our operation in 2021 to provide technology consulting and analytics services in the areas of digital transformation, data analytics, and marketing strategy alignment, and have developed relationships with our customers mainly located in Malaysia.

The Company principally offers (i) digital transformation strategy consulting services, (ii) data analytics services, and (iii) marketing strategy alignment services. The Company began delivering customized projects for enterprise clients across industries such as trading, manufacturing, retail and e-commerce. These engagements typically involved client-specific integration work and analytics delivery.

For more information, See “Business.”

Our Competitive Strengths

We believe our main competitive strengths are as follows:

●	We have an experienced management team with proven track record for execution and agility in delivery;
●	Our customer base spans a diverse array of industries and organizations; and
●	We offer comprehensive solutions customized to the needs of business owners and local markets with integrated service scope.

For more information, see “Business – Our Competitive Strengths.”

Our Business Strategies and Future Plans

Our business strategies and future plans are as follows:

●	Expand into strategic overseas markets;
●	Diversify the service portfolio and enhance service model; and
●	Increase investment in internal capabilities.

For more information, see “Business – Our Strategies and Future Plans.”

1

Summary Risk Factors

Our prospectus should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

●	The project-based nature of our business and/or the timing of delivery may lead to fluctuations in our revenue, profit and operating cash flow.

●	We had a concentration of credit risk because we derived our service income from a limited number of customers.

●	We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and such concentration may have a material adverse effect on our business and results of operations.

●	We are dependent on our directors and business unit heads for continued success and growth of our business.

●	We are affected by the availability of suitable talent in the market.

●	We may fail to maintain and grow our customer base or keep our customers engaged through our services.

●	We may face increasing competition which may affect our ability to retain existing customers or expand existing customer usage of our solutions.

●	We may not accurately predict the adoption of our solutions, or any resulting impact on our revenues or operating results.

●	We may not be successful in effectively promoting our brand, and any negative publicity may harm our brands and the specific services we provide.

●	We may incur net losses and net operating cash outflows in the future.

●	We may be involved in certain legal proceedings from time to time. Any adverse decision arising from such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

●	We may need additional capital but may not be able to obtain it on favorable terms or at all.

●	The lack of insurance coverage

●	If we or our third-party vendors with whom we work with sustain a cyberattack or suffer private or data security breaches that disrupt our information systems or operations or result in the dissemination of sensitive personal data or confidential information, we could suffer increased costs, exposure to significant liability, adverse regulatory consequences, reputational harm, loss of business, and other serious negative consequences.

●	We are exposed to credit risk, late and default payments by customers.

●	Our deliverables are exposed to unexpected delays, interruptions or contract termination caused by operational factors, accidents and natural disasters beyond our control.

●	We face risks related to natural disasters, health epidemics, macroeconomic factors and other uncontrollable events, which could significantly disrupt our operations.

2

●	We face risks of not adapting quickly to the latest technological developments.

●	We are exposed to risks relating to the economic, political, legal and regulatory environments in Malaysia.

●	[If we pursue strategic acquisitions or joint ventures, we may be unable to successfully consummate favorable transactions or successfully integrate acquired businesses.]

●	We intend to utilize a portion of the net proceeds from this offering for business expansion but may face problems in the implementation of such expansion plans and the actual capital expenditure necessary for such expansion may significantly exceed our budgets or we may be unable to maximize returns from the capital expenditure.

●	If we are unable to raise additional capital, our business prospects could be adversely affected.

●	Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our business, operations, and financial performance.

●	The wars in Ukraine and in the Middle East may materially and adversely affect our business and results of operations.

●	Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Malaysia

●	Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

●	We are subject to foreign exchange control policies in Malaysia.

●	Economic, market and political developments in the countries where we operate could have a material and adverse effect on our business.

●	We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

●	We are subject to work variations due to changes in laws and regulations in Malaysia.

Risks Related to Our Class A Ordinary Shares

●	An active trading market for our Ordinary Shares may not develop and could affect the trading price of our Ordinary Shares.

●	Our Class A Ordinary Shares price may never trade at or above the price in this offering.

●	The initial public offering price for our Class A Ordinary Shares may not reflect their actual value.

●	Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

●	Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

3

●	Investors in our Class A Ordinary Shares likely will face immediate and substantial dilution in the net tangible book value per share and may experience future dilution.

●	We may have conflicts of interest with our Controlling Shareholders and, because of our Controlling Shareholders’ significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

●	We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

●	Our Class A Ordinary Shares may trade under $4.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

●	We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

●	Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

●	We have no immediate plans to pay dividends.

●	If we fail to meet applicable listing requirements, including those under Nasdaq’s recently proposed rule changes, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

●	We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

●	If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

●	Investors may have difficulty enforcing judgments against us, our directors and management.

●	The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

4

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Ordinary Shares to significant adverse United States income tax consequences.

●	We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

●	We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

●	If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

●	Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our Corporate Structure and History

We commenced operations with the establishment of 3Knights in 2021. After giving effect to the Reorganization, it becomes a wholly-owned subsidiary of 3Knights Dynamics Group Limited, our Cayman Islands holding company (the “Company”) incorporated on October 8, 2025 to act as the parent entity upon the consummation of the Reorganization and as the issuer for this offering.

The following diagram illustrates the ownership structure of the Company after giving effect to this offering:

Note(s):

(1)	All of the other Pre-IPO investors are non-affiliates that hold less than 5% of the Ordinary Shares. For more information, please see “Principal Shareholders”.

5

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after this offering, assuming an offering size as set forth above, our Controlling Shareholder will own [15,800,000] Class A Ordinary Shares and [2,000,000 ] Class B Ordinary Shares, being [*]% of our total and issued outstanding Shares, representing approximately [*] of our total voting power (or [*]% of our total and issued outstanding Shares if the underwriters option to purchase additional shares is exercised in full), and may have the ability to determine matters requiring approval by shareholders. As a result, our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through its controlling ownership of the Company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See “Risk Factors — Risks Related to our Class A Ordinary Shares — Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders” for further information. However, even if we are deemed as a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Stock Market Rules. See “Risk Factors — Risks Related to our Class A Ordinary Shares — We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

Corporate Information

Our registered office in the Cayman Islands is located at the offices of c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and the phone number of our registered office is +60 12-968 2927. Our principal place of business is Unit 19-2, The Boulevard, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Wilayah Persekutuan, Malaysia . Our agent for service of process in the United States is [Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168]. Our corporate website is [*].  Information contained on our website does not constitute part of this prospectus.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and Our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

6

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this offering;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

We are also a foreign private issuer. Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply :

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

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Implications of being a controlled company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a “controlled company” with securities listed on the Nasdaq, must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a “controlled company” is exempt from certain corporate governance requirements including:

● the requirement that a majority of the board of directors consist of independent directors;

● the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

● the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

● the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Upon completion of this offering, the outstanding shares of the Company will consist of [*] Class A Ordinary Shares and [2,000,000] Class B Ordinary Shares, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares, or [*] Class A Ordinary Shares and [*] Class B Ordinary Shares, assuming the over-allotment option is exercised in full. Immediately after completion of this offering, our Controlling Shareholder will own [*]% of our total issued and outstanding Shares, representing approximately [*]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or approximately [*]% of our total issued and outstanding Shares, representing approximately [*]% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors, and our Controlling Shareholder may have the ability to determine matters requiring approval by shareholders. As a “controlled company”, we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions, but we may elect to do so after we complete this offering. If we elected to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors, our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering, and you would not have the same protection afforded to shareholders of companies that are subject to Nasdaq’s corporate governance rules.

8

Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

Other Companies, Organizations and Agencies

“Independent Registered Public Accounting Firm”	:	Advisors of Global Business

“Underwriters”	:	The underwriters for the Offering, of which [*] is serving as representative.

General

“3Knights” or “operating subsidiary”	:	3KNIGHTS DYNAMICS SDN. BHD., the wholly-owned operating subsidiary of the Company upon completion of the Reorganization

“articles of association”		The articles of association of our Company which was adopted on October 8, 2025.

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The Board of Directors of our Company.

“Class A Ordinary Share(s)”		Class A ordinary share(s) of our Company, with a par value of US$0.0001 per share.

“Class B Ordinary Share(s)”		Class B ordinary share(s) of our Company, with a par value of US$0.0001 per share.

“Clear Day” or “clear day”		Has the meaning given to that term in the articles of association of the Company.

“Companies Act”		The Companies Act (Revised) of the Cayman Islands.

“Company”	:	3Knights Dynamics Group Limited, a Cayman Islands exempted company.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“Controlling Shareholder(s)”	:	WLG Holdings Sdn. Bhd., which beneficially owns an aggregate of [17,900,000] Ordinary Shares, including [15,800,000] Class A Ordinary Shares and [2,000,000] Class B Ordinary Shares, which will represent approximately [*]% of the total issued and outstanding Ordinary Shares, representing approximately [*]% of the total voting power, immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. WLG Holdings Sdn. Bhd.is owned as to 50% each by Mr. Chu Hoon Weng, our Director and Chief Executive Officer, and Mr. Lim Seow Leong, our Director and [Chief Technology Officer]

“Director(s)”	:	The director(s) of our Company.

“Executive Officers”	:	The executive officers of our Company. See section titled “Management.”

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending August 31.

“GAAP” or “U.S. GAAP”	:	Accounting principles generally accepted in the United States of America

“Group”	:	Our Company and our subsidiary.

“IASB”		International Accounting Standards Board

“IFRS”	:	International Financial Reporting Standards

“IoT”	:	The Internet of Things.

“Listing”	:	The listing and quotation of our Shares on Nasdaq.

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“Malaysia”		The country of Malaysia.

“memorandum and articles of association”		The memorandum and articles of association of our Company which was adopted on October 8,2025.

“Nasdaq”	:	The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.

“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“Offer Price”	:	US$[ ] for each share being offered in this Offering.

“Offering”	:	The Offering of Shares by the Underwriter on behalf of our Company for subscription at the Offer Price, subject to and on the terms and conditions set out in this prospectus.

“ordinary resolution”	:	A resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the requisite majority in accordance with the articles of association.

“Share(s),” or “Ordinary Share(s)”	:	Both Class A Ordinary Share(s) and Class B Ordinary Share(s).

“Shareholders”	:	Registered holders of Shares.

“special resolution”	:	A resolution passed by at least two-thirds of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a unanimous written resolution.

“Underwriting Agreement”	:	The underwriting agreement dated [ ], 2025 entered into between our Company and [*], pursuant to which the Underwriters have agreed to purchase, and we have agreed to sell to them, [ ] of our Shares at the Offer Price, less the underwriting discounts and commissions, as described in the sections titled “Underwriting” of this prospectus.

Currencies, Units and Others

“Malaysian Ringgit,” RM” or “Ringgit”	:	The legal currency of Malaysia.

“US$,” “US dollars,” “USD” or “$”	:	U.S. dollars and cents respectively, the lawful currency of the U.S.

“%” or “per cent.”	:	Per centum.

“psf”	:	Per square foot.

“sq m”	:	Square meters.

“sq ft”	:	Square feet.

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The expressions “associated company”, “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Except where the context otherwise requires or where otherwise indicated, the terms “Company,” “we,” “us,” “our,” “our company,” “our Group” and “our business” refer, prior to the Reorganization described in “Our Corporate Structure and History”, to our operating subsidiary in Malaysia and, after the Reorganization, to the Company, in each case together with its consolidated subsidiary as a consolidated entity.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us .

Presentation of Financial and Other Information

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain differences exist between IFRS and generally accepted accounting principles in the United States (“U.S. GAAP”) which might be material to the financial information herein. We have not prepared a reconciliation of our consolidated financial statements and related footnote disclosures between IFRS and U.S. GAAP. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information here.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to the currency of the United States of America and all references to “RM,” “Ringgit,” or “Malaysian Ringgit” refer to the currency of Malaysia. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD. The Company is a holding company with operations exclusively conducted in Malaysia through its Malaysian operating subsidiary, all of whose reporting currency is Malaysian Ringgit. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. For the purpose of presenting the financial statements included elsewhere in this prospectus, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholder’s equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

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THE OFFERING

Shares offered by us:	[ ] Class A Ordinary Shares (or [ ] Class A Ordinary Shares if the Underwriters exercise their option in full to purchase from us additional Shares within 45 days of the date of this prospectus).

Offer Price:	$[ ]per Share.

Number of Shares outstanding before this Offering:	23,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are outstanding as of the date of this prospectus.

Shares to be outstanding immediately after this Offering:	[ ] Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares (or [ ] Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares if the Underwriters exercise their option in full to purchase additional Shares from us within 45 days of the date of this prospectus).

Over-allotment option to purchase additional Shares:	We have granted the Underwriters an option to purchase up to [ ] additional Class A Ordinary Shares from us within 45 days of the date of this prospectus.

Use of proceeds :	We intend to use the proceeds from this offering as follows:

●	Approximately [20]% for [marketing and promotion campaigns];

●	Approximately [25]% for [geographical business expansion];

●	Approximately [35]% for [product research and development]; and

●	approximately [20]% for working capital and other general corporate purposes. See section headed “Use of Proceeds” for more information.

Lock-up:	All of our directors and officers and our principal shareholders (5% or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of [six (6) months] from the closing date of this offering. See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.]

Controlled Company:	After this Offering, assuming an offering size as set forth in this section, our Controlling Shareholder will own [*]% of our issued and outstanding share capital, and approximately [*]% aggregate voting power of our Company immediately following the completion of this Offering, assuming that the underwriters do not exercise their over-allotment option. As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the Nasdaq Capital Market, or Nasdaq. See section titled “Prospectus Summary — Implications of Being a Controlled Company”

Nasdaq Capital Market :	We intend to list the Shares on the Nasdaq Capital Market under the symbol “[TKDG].”

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Shares.

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SUMMARY FINANCIAL INFORMATION

The following summary presents summary consolidated balance sheet data as of August 31, 2025 and 2024, and summary consolidated statements of operations data for the years ended August 31, 2025 and 2024, respectively, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with IFRS. You should read this “Selected Financial And Operating Data” section together with our combined financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the fiscal years ended August 31,
	2025	2024
Combined Statement of Operation Data:	Amount (USD)	Amount (USD)

Revenues, net	6,350,558	921,530
Cost of revenues	(4,625,746)	(683,327)
Gross profit	1,724,812	238,203
Other income	4,391	1
General and administrative expenses	(202,407)	(141,939)
Profit from operations	1,526,796	96,265
Finance costs	(2,890)	(1,013)
Profit before tax	1,523,906	95,252
Income tax expense	(5,714)	(5,639)
Net income	1,518,192	89,613

	For the fiscal years ended August 31,
	2025	2024
Combined Balance Sheet Data:	Amount (USD)	Amount (USD)

Cash and cash equivalents	475,280	357
Total Assets	1,150,568	960,720
Total Liabilities	433,355	860,982
Total Shareholders’ Equity	717,213	99,738

	For the fiscal years ended August 31,
	2025	2024
Combined Cash Flow Statement Data:	Amount (USD)	Amount (USD)

Net cash provided by (used in) operating activities	1,297,580	(24,288)
Net cash provided by investing activities	(11,858)	-
Net cash provided by (used in) financing activities	(792,591)	24,535
Net increase (decrease) of cash and cash equivalents	493,131	247

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RISK FACTORS

Prospective investors should carefully consider and evaluate each of the following considerations and all other information set forth in this prospectus before deciding to invest in our Shares. The following section describes some of the significant risks known to us now that could directly or indirectly affect us and the value or trading price of our Shares and should not be construed as a comprehensive listing of all risk factors. The following section does not state risks unknown to us now but which could occur in the future and risks which we currently believe to be not material but may subsequently turn out to be so. Should these risks occur and/or turn out to be material, they could materially and adversely affect our business, financial condition, results of operations and prospects. To the best of our Directors’ knowledge and belief, the risk factors that are material to investors in making an informed judgment have been set out below. If any of the following considerations and uncertainties develops into actual events, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such cases, the trading price of our Shares could decline and investors may lose all or part of their investment in our Shares. Prospective investors are advised to apprise themselves of all factors involving the risks of investing in our Shares from their professional advisers before making any decision to invest in our Shares.

This prospectus also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

The project-based nature of our business and/or the timing of delivery may lead to fluctuations in our revenue, profit and operating cash flow.

Our revenue is mainly derived from our technology consulting and analytics services which are carried out on a project basis and per-event basis. Revenue from our data solutions is usually recognized upon issuance of invoices based on project delivery milestones over the tenure of the projects. As such, the timing of project delivery for our data solutions will affect our billing schedule which will in turn affect our revenue recognition and may cause our profit and operating cash flow to fluctuate.

Our inability to secure new projects and customers as well as additional sales from our existing customers for our businesses in a timely manner will materially affect our overall profitability and financial performance. Whilst we have not experienced any shortage of projects that have adversely affected our revenue since the commencement of our business and up to the date hereof,   there is no assurance that the non-recurrent nature of our data solutions secured from customers in the future will not cause our revenue, profit and operating cash flow to fluctuate in the future, which in turn may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We had a concentration of credit risk because we derived   our service income from a limited number of customers.

For the years ended August 31, 2025 and 2024, we derived our service income from 43 and 23  customers with four and four top clients contributing more than 10% of our revenue making up approximately 77% and 79% of our total revenue, respectively. Generally, we either require payment in full after the completion of our services or offer alternate payment plans for customers to pay a certain amount for the completion of certain services within the applicable time period. We cannot assure you that we will not see concentration of accounts receivable from a small number of customers in the future. In such case, if any of these customers defaults on its payment obligations to us, we will not be able to recover the related accounts receivable, and our business, financial condition and results of operations may be materially and adversely affected.

We are exposed to risks related to concentration of suppliers as we rely on a few major suppliers, and such concentration may have a material adverse effect on our business and results of operations.

In the years ended August 31, 2025 and 2024, a significant portion of our purchase was from four and one supplier(s), representing approximately 51% and 61% of our total purchase, respectively. The Company does not maintain any long-term exclusive arrangements or commitments with these vendors and has the flexibility to replace or engage alternative suppliers without material disruption to operations. Comparable service providers are available in Malaysia and the broader Southeast Asian region, which reduces the risk of any single-supplier dependency.   If our suppliers cease allowing us to make purchases, we may not be able to find a different supplier on commercially reasonable terms or on a timely basis. Due to the concentration of our purchases in a few suppliers, any interruption of the operations of our suppliers, any failure of our suppliers to accommodate our growing business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these suppliers may materially and adversely affect our results of operations. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or on a timely basis.

We are dependent on our directors and business unit heads for continued success and growth of our business.

Since inception, our success has been attributed to the experience, industry knowledge and network, and skills of our directors and business unit heads. Our growth and future success will continue to be dependent on the continuous contribution from our directors for their leadership in setting the strategic direction and driving our business development. Additionally, we attribute our continuous success to the abilities, skills, experience and efforts of our directors for their assistance in implementing operational strategies and policies, and in building a strong team of business unit heads to drive sustained success and growth of our business.

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As such, the loss of any of our directors and business unit heads simultaneously or within a short period, and the inability to replace or attract suitable talents in a timely manner, may create an unfavorable impact on our operations and the future growth of our business, which may eventually have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We are affected by the availability of suitable talent in the market.

Successful hires for our data engineering team are subject to the suitability and availability of relevant talent in the market that matches our requirements. We require our data engineers to possess certain fundamental skill sets. In our industry, these technical skill sets may be difficult to source. For example, talents that are equipped with specific technical knowledge may not be available in the market at competitive salary rates at our time of hiring. If we are unable to source for suitable talents that meet our requirements in a timely manner and in sufficient numbers, we may be unable to deliver projects that require these talents or it may limit the scope and number of projects for which we can secure, which may negatively affect our financial performance.

Although, since the commencement of our business and up to the date of this prospectus, we have not encountered any difficulties in hiring suitable talents that limited our ability to deliver projects secured, or to secure projects from customers, there is no assurance that we will always be able to hire such suitable talents in the future whenever required, failing of which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may fail to maintain and grow our customer base or keep our customers engaged through our services.

Our business growth depends significantly on our ability to retain existing customers and attract new clients to our technology consulting and analytics services. To sustain and expand our market presence, we must consistently maintain our current levels of client service. If we fail to deliver consistent service quality, customer satisfaction may decline, leading to attrition or reduced adoption rates. The data consulting industry is highly competitive, with rapidly changing technology trends and customer expectations. If we do not anticipate market shifts, innovate our service offerings, or enhance user experience, our customer growth may stagnate or even decline.

Additionally, the success of our services is subject to macroeconomic conditions, regulatory developments, and technology execution. There is no guarantee that newly launched services will gain immediate traction or retain long-term demand. Talent availability, regulatory fragmentation across South East Asia, project-specific execution risks, or failure to meet performance benchmarks could damage our reputation, driving customers to competitors offering perceived better solutions.

Hence, it is imperative that we maintain our service standards, invest in infrastructure, continue to focus on innovation and engage our customers. Failure to execute these strategies effectively could result in slower growth, revenue decline, or loss of market share in the competitive data consulting industry.

We may face increasing competition which may affect our ability to retain existing customers or expand existing customer usage of our solutions.

The markets of data consulting services in which we compete are highly competitive, rapidly evolving, and fragmented, with both local and global players vying for market share. We face competition from regional and local technology providers such as ADA, an Axiata-affiliated data and marketing analytics company, and regional systems integrators including NCS and FPT Software; from global consulting and technology firms as we expand regionally; and from cloud ecosystem partners and hyperscalers’ service networks which deliver analytics and AI consulting linked to their platforms, such as AWS, Google Cloud, and Microsoft Azure which are supported by ongoing investment in Malaysian and regional infrastructure. This competition could result in price erosion reducing our profit margins. higher customer acquisition costs due to aggressive marketing by rivals, and loss of market share if competitors offer superior technology, scalability, or bundled services.

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Our competitors may have longer-term and more extensive relationships with potential customers that provide them with an advantage that we may be unable to overcome. Further, to the extent that one of our competitors establishes or strengthens a cooperative relationship with, or acquires, one or more software application, data analytics, compliance, or network vendors, it could adversely affect our ability to compete.

We may also face competition from companies entering our market. Many existing and potential competitors enjoy substantial competitive advantages, such as:

●	greater financial resources for infrastructure, research and development, and acquisitions;
●	established brand recognition and long-term customer trust;
●	economies of scale, allowing them to undercut pricing or offer premium features; and
●	exclusive partnerships with software vendors or data center operators, limiting our access to key technologies.

These competitive pressures in our markets or our failure to compete effectively may result in declining customer retention, especially if competitors provide better uptime, security, or support, slower revenue growth due to pricing wars or customer migration, and inability to penetrate new markets against entrenched players. Any failure to meet and address these factors could materially and adversely affect our business, operating results, and financial condition.

Hence, it is important for us to remain competitive to maintain a flexible and agile delivery model that can adapt to clients’ requirements, to tailor solutions for each engagement, and to invest internal capabilities, such as training, methodologies, security practices, to deliver quality outcomes.

We may not accurately predict the adoption of our solutions, or any resulting impact on our revenues or operating results.

As the markets for our data solutions develop, or as new or existing competitors introduce new solutions or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or we may be unable to attract new customers at fee levels that are consistent with our pricing models and operating budget. Moreover, large or influential customers may demand more favorable pricing or other contract terms from us. As a result, we may in the future be required to change our pricing model, reduce our prices or accept other unfavorable contract terms, any of which could adversely affect our revenues, gross margin, profitability, financial position, and/or cash flow. Our pricing strategy for new solutions we introduce may prove to be unappealing to our potential customers and our competitors could choose to bundle certain solutions and services competitive with ours. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our business, operating results, and growth prospects.

We may not be successful in effectively promoting our brand, and any negative publicity may harm our brands and the specific services we provide.

Our brand and services have gained recognition among the industry. Promoting them and enhancing their recognition is an integral part of our growth strategies. However, we may not be able to effectively promote or develop them and, if we fail to do so, our growth may be adversely affected. In addition, any negative publicity or dispute in relation to us regarding our brand and services, company or management, regardless of their veracity, could harm the image of our brand and the services we provide, which in turn may reduce the number of customers and users of our services. Any impact on our ability to effectively promote our brand and any significant damage to the public perception of our brand or our services could materially and adversely affect our prospects and results of operations.

We may incur net losses and net operating cash outflows in the future.

We did not incur net losses in the last two fiscal years. For the fiscal years ended August 31, 2025 and 2024, we recorded a net income of USD 1,518,192 and USD 89,613,   respectively, from our operating activities. We cannot assure you that we will be able to generate net profits or positive operating cash flows in the future. Our ability to achieve and maintain profitability depends in large part on our ability to expand our user base, improve monetization, and manage our costs and expenses. Our profitability is affected by various factors beyond our control, such as the regulatory environment, the macroeconomic condition, and competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

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We may be involved in certain legal proceedings from time to time. Any adverse decision arising from such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations, cash flows and prospects.

We may be involved in legal proceedings from time to time. In addition to the related costs, managing and defending litigation proceedings may divert our management’s attention. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, and liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

The lack of insurance coverage

We do not have insurance policies in place. Therefore, all of our losses in all events may not be sufficiently covered. The occurrence of certain incidents, including fraud, confiscation by investigating authorities or misconduct committed by our employees or third-parties, severe weather conditions, war, flooding and power outages would not be covered. Since our losses are not covered by our insurance policies, we may be liable to bear such losses. In such circumstances, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we or our third-party vendors with whom we work with sustain a cyberattack or suffer private or data security breaches that disrupt our information systems or operations or result in the dissemination of sensitive personal data or confidential information, we could suffer increased costs, exposure to significant liability, adverse regulatory consequences, reputational harm, loss of business, and other serious negative consequences.

As part of our normal operations, we routinely collect, process, store, and transmit large amounts of data, which we may share with our third-party vendors. This potentially includes personal data, as well as proprietary or confidential information relating to our business or customers.

Although we have and will continue to develop systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively responding to known and potential risks, there can be no assurance that these security measures will provide absolute security or successfully prevent breaches or attacks. We may experience in the future, cyberattack attempts on our systems.   To date, none of these attempts have been successful. Certain threat actors may be supported by significant financial and technological resources, making them increasingly difficult to detect. As a result, the costs and resources devoted to protecting against these advanced threats and their consequences may continue to increase over time.

Our systems, or those of our third-party vendors, are subject to a growing number of threats from computer programmers, hackers, and other adversaries that may be able to penetrate our network security and misappropriate our confidential information or that of third-parties, create system disruptions, or cause damage, security issues, or shutdowns. As the techniques used to circumvent, gain access to, or sabotage security systems can be highly sophisticated and change frequently, they may not be recognized until launched against a target, and may originate from less regulated and remote areas around the world. We may be unable to anticipate these techniques or implement adequate preventive measures, resulting in potential data loss and damage to our systems.

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Our systems are also subject to compromise from internal threats such as improper action by employees, including malicious insiders, or by vendors, counterparties, and other third-parties with otherwise legitimate access to our systems. Our policies, employee training, procedures, and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties or other third-parties.

Any compromise or perceived compromise of the security of our systems or the systems of one or more of our vendors or service providers could damage our reputation and brand, cause the termination of relationships with our customers, result in disruption or interruption to our business operations, marketing partners and carriers, reduce demand for our services, result in improper disclosure of data and violations of applicable privacy and other laws, cause us to incur significant remediation costs and liquidated damages, and divert the attention of management from the operation of our business, and subject us to significant liability and expense, as well as regulation action fines, penalties and lawsuits, which would harm our business, operating results and financial condition.

We are exposed to credit risk, late and default payments by customers.

[We generally grant our customers credit periods of [30] days upon issuance of invoices issued either at project milestones or completion, depending on the project type. In the event that payment is not received within the credit period or there is late or default in payment by our customers, our operating cash flows or financial results of operations may be adversely affected. In the event that there is any default or delay in the collection of payment, it will lead to impairment losses on trade receivables and/or bad debts which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our deliverables are exposed to unexpected delays, interruptions or contract termination caused by operational factors, accidents and natural disasters beyond our control.

The deliverables of our projects are subject to unexpected delays, interruptions or contract termination caused by factors beyond our control. For example, our customers may delay the completion of projects due to unforeseen circumstances, such as unexpected difficulties in accessing our customers’ IT infrastructure due to sudden breakdowns or unscheduled system maintenance, or resignation of key project personnel. Our customers may also terminate our contract due to various reasons such as budget constraint or change of business decision.

If there are any delays caused by our customers which result in delays in our timing of project delivery, our financial performance will be affected. We are therefore dependent on the availability and cooperation of our customers to minimize delays in our deliverables.

Other unexpected events such as accidents and natural disasters may also cause temporary disruptions to our projects. Although, since the commencement of our business and up to the date of this prospectus, we have not encountered any delays or interruptions caused by operational factors, accidents and natural disasters beyond our control which adversely affected our financial performance and business operations  , there is no assurance that such delays or interruptions caused by operational factors, accidents and natural disasters beyond our control will not happen in the future, of which it may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We face risks related to natural disasters, health epidemics, macroeconomic factors and other uncontrollable events, which could significantly disrupt our operations.

Our business may be adversely affected by instability, disruption or destruction in the geographic region of Malaysia regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease such as severe acute respiratory syndrome (SARS), H5N1 avian flu, Influenza A (H1N1), MERS, Ebola, COVID-19 and Mpox (formerly known as monkeypox), although we have not experienced any material interruptions to our business operations arising from the above. Such events may cause our customers to suspend their decisions on purchasing our services, as well as give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel, physical facilities, and operations, which could materially adversely affect our financial results.

18

Any significant disruption to transportation and travel, including travel restrictions and other potential protective quarantine measures by governmental agencies, may increase operational difficulties and could make it impossible for us to conduct on-site work for our customers. Furthermore, travel restrictions and protective measures could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain highly skilled personnel we need for our operations, all of which could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our business may also be affected by macroeconomic factors, such as general economic conditions, level and volatility of economic growth, inflation, exchange rates, market sentiment and consumer confidence in the jurisdictions we operate in, trade tensions, social and political unrest, and regulatory, fiscal and other governmental policies, all of which are beyond our control. In particular, we are exposed to the risks of global trade wars and tariffs, which could disrupt the international trade flows and supply chains that are essential for our operations. Trade wars and tariffs could result in higher costs, lower demand, reduced market access, increased uncertainty, and retaliatory measures for products and services in various countries. Moreover, trade wars and tariffs could trigger or exacerbate geopolitical tensions, social unrest, and protectionist policies that could further undermine the stability and predictability of the global economic and regulatory environment. We cannot predict the outcome or duration of these trade conflicts or their impact on our business, financial condition, results of operations and/or prospects, which could be material and adverse.

Given the uncertainties as to the future economic outlook, there is no assurance that we will be able to maintain or continue to grow our revenue and profits, or that we will be able to react promptly to any change in economic conditions. In the event that we fail to react promptly to the changing economic conditions, our business, prospects and financial position could be adversely affected.

We face risks of not adapting quickly to the latest technological developments.

The data solutions industry undergoes continuous and rapid technological developments, with increasing levels of complexity. These developments require the adoption of advanced solutions to digitalize business operations and process sensitive data for our customers. Our customers’ needs for advanced and secure data solutions may necessitate the implementation of cutting-edge digitalization technologies and practices.

Our ability to adapt to these changes and to remain technologically relevant will determine the sustainability of our business. There is no assurance that we will have sufficient resources to successfully and accurately anticipate technological changes and market trends, as well as the ability to adopt these latest digitalization technologies for the development of our data solutions on a timely and cost-effective manner, all of which may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We are exposed to risks relating to the economic, political, legal and regulatory environments in Malaysia.

We operate in Malaysia. Our business, financial condition, results of operations, cash flows and prospects may be affected by any adverse developments, changes and/or uncertainties in the economic, political, legal and regulatory environments that are beyond our control in Malaysia. These risks include unfavorable changes in political conditions, economic conditions, interest rates, government policies and regulations, import and export restrictions, duties and tariffs, civil unrest, methods of taxation, inflation and foreign exchange controls.

Any changes to the economic, political, legal and regulatory environments in Malaysia may cause disruptions in our delivery schedules, which may consequently cause a decline in our revenue or demand for our services. Such events may have a material adverse impact on our business and financial performance. Although, since the commencement of our business and up to the date of this prospectus, we have not experienced any disruptions in our project delivery schedules arising from adverse developments, changes and/or uncertainties in the economic, political, legal and regulatory environments in Malaysia  , there is no assurance that we will not experience any disruptions in our project delivery schedules arising from adverse developments, changes and/or uncertainties in the economic, political, legal and regulatory environments in Malaysia in the future, which may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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[If we pursue strategic acquisitions or joint ventures, we may be unable to successfully consummate favorable transactions or successfully integrate acquired businesses.]

From time to time, we may evaluate potential acquisitions or joint ventures that would further our strategic objectives. However, we may be unable to identify suitable target assets or companies, consummate a transaction on terms that are favorable to us, or achieve the anticipated synergies, expected returns and other benefits as a result of integration challenges or anti-monopoly regulations. Companies or operations acquired by us, or joint ventures created by us may not be profitable or may not achieve sales levels and profitability that justify the investments made. Our corporate development activities may entail financial and operational risks, including diversion of management attention from its existing core businesses, difficulty in integrating or separating personnel, financial, information technology and other systems, difficulty in retaining key employees, and negative impacts on existing business relationships with suppliers and customers. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and increased operating expenses, all of which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We intend to utilize a portion of the net proceeds from this offering for business expansion but may face problems in the implementation of such expansion plans and the actual capital expenditure necessary for such expansion may significantly exceed our budgets or we may be unable to maximize returns from the capital expenditure.

We intend to utilize a portion of the net proceeds from this offering for business expansion by investing in the research and development (“R&D”) of proprietary artificial intelligence (“AI”) solutions. Our objective is to scale our business by developing a product-based offering that can generate recurring revenues, similar to enterprise resource planning (“ERP”) or other platform-based solutions in the market, rather than relying solely on bespoke project-by-project engagements. While we believe that such R&D initiatives are critical to strengthening our long-term competitiveness and market position, they are subject to significant risks and uncertainties.

The development of new AI products may involve higher-than-expected costs, longer development cycles, technical challenges, delays, and the risk that the resulting product may not meet customer needs or achieve market adoption. In addition, as of the date of this prospectus, we do not have a finalized development roadmap or a launched product, and there can be no assurance that our R&D efforts will result in commercially viable offerings. Furthermore, competing technologies or market preferences may evolve rapidly, which could render our solutions less competitive or obsolete.

If our actual R&D expenditure significantly exceeds our budgets and we do not have sufficient resources (including the net proceeds from this offering) to fund such activities, we may be required to seek additional financing at higher costs, delay our development efforts, or reduce the scope of our product strategy. Even if we are successful in completing development, there can be no assurance that we will be able to achieve expected returns or maximize the profitability of our investments. Any failure to successfully implement our R&D and product expansion strategy could materially and adversely affect our growth, business, financial condition, results of operations, cash flows, and prospects.

If we are unable to raise additional capital, our business prospects could be adversely affected.

We intend to fund our expansion plans through our cash on hand, cash flow from operations and the net proceeds from this offering. We will continue to incur significant expenditures to maintain and grow our existing business. There is no assurance that we will have sufficient capital resources for our current operations or any future expansion plans that we may have. While we expect our cash on hand and cash flow from operations to be adequate to fund our existing commitments, our ability to incur any future borrowings is dependent on the success of our operations. Additionally, the inability to obtain sufficient financing could adversely affect our ability to complete expansion plans. Our ability to arrange financing and the costs of capital of such financing are dependent on numerous factors, including general economic and capital market conditions, credit availability from banks, investor confidence, the continued success of our operations and other laws that are conducive to our raising capital in this manner. If we decide to meet our capital requirements through debt financing, we may be subject to certain restrictive covenants. If we are unable to raise adequate capital in a timely manner and on acceptable terms, or at all, our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

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Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our business, operations, and financial performance.

There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy could negatively affect our operations, supply chain, and the demand for our services.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future.

Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on our businesses. In particular, retaliatory tariffs could have a significant negative impact on our business that rely on imports from and exports to the United States, These tariffs and threats of tariffs and other potential trade policy changes could negatively affect the availability and cost of materials, disrupt our supply chain, reduce demand for our services, and lead to increased costs, which may not be passed on to customers. Among other things, the impact of tariffs and other trade policy changes may render historical financial performance of our business or industry less relevant as a basis for predicting future performance.

We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes, which could lead to material adverse effects on our operations, financial condition, or results. Any such developments could also cause the market value of our securities to decline.

The wars in Ukraine and in the Middle East may materially and adversely affect our business and results of operations.

The outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As of the date of this prospectus, to the best knowledge of the Company, we and our Malaysia subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Similarly, the war in Gaza is unpredictable and may expand into a regional or even possibly a global conflict. To date, this newest chapter in the long Middle East conflict has not resulted in any material adverse impact on the Company, but a prolonged conflict and/or significant escalation of hostilities would likely cause disruption in international relations and global trade, which in turn would likely adversely affect our business and the price of our Shares.

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Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this Offering, we were a private company mainly operating our businesses in Malaysia. As a result of this Offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in Malaysia

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, political instability due to changes in political leadership, new government policies or change in Malaysia governmental policies, the risks of war, terrorism, nationalism, economic downturn, corruption culture, nullification of contracts, changes in interest and currency exchange rates, imposition of capital controls and methods of taxation. The occurrence of any of these events in Malaysia could adversely affect our business sentiment and consumer confidence, leading to reduced business and consumer spending , which lead our existing and prospective customer to delay, or abandon their plan to subscribe to our offerings.

Negative developments in Malaysia’s socio-political environment and several high profile corruption, money laundering and abuse of powers prosecution under, among others, the Malaysian Anti-Corruption Commission Act 2009, the Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLATA”) and the Penal Code of Malaysia, may adversely affect our business, financial condition, results of operations and prospects.. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiary to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiary in Malaysia or in such other countries. Since our Company is a holding company and will rely principally on dividends and other payments from our subsidiary for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

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Economic, market and political developments in the countries where we operate could have a material and adverse effect on our business.

As with all organizations that seek to reduce business risks via geographical expansion, the economic, market and political conditions in other countries, particularly emerging market conditions in Southeast Asia, could have an influence on our business. Any widespread global financial instability or a significant loss of investor confidence in emerging market economies may materially and adversely affect our business, financial condition, results of operations, prospects or reputation.

Examples of such external factors or conditions that are outside our control include, but are not limited to the following:

●	general economic, political and social conditions in Southeast Asian markets;

●	consumer spending patterns in our key markets;

●	currency and interest rate fluctuations;

●	international events and circumstances such as wars, terrorist attacks, natural disasters and political instability; and

●	changes in legal regimes and governmental regulations, such as licensing and approvals, taxation, duties and tariffs, in key markets and abroad.

For example, the global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. For example, in 2013, the Federal Reserve Bank in the United States announced the tapering of its bond-buying program which led to a high degree of volatility in equity markets and substantial devaluations in the currencies of many emerging economies, including markets where we operate. Economic conditions in the countries where we operate might be sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in emerging markets. We are witnessing the adverse impact on the purchasing power of consumers in Malaysia, where our products are mainly sold, as a direct result of these worldwide developments.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the Malaysian Anti-Corruption Commission Act 2009, AMLATA and the Penal Code of Malaysia, that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Malaysian Anti-Corruption Commission Act 2009, AMLATA, the Penal Code of Malaysia or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and non-monetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, combined financial condition and results of operations.

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We are subject to work variations due to changes in laws and regulations in Malaysia.

Our operations in Malaysia are subject to the regulatory environment. The regulatory landscape in Malaysia is subject to change. Alterations in laws, regulations, or government policies can impact various aspects of our subscription offerings, including licensing requirements, environmental standards, safety protocols, and other compliance measures. Such changes may necessitate modifications to ongoing subscription offerings, potentially leading to delays, increased costs, or adjustments in subscription offerings.

In addition, our contractual agreements entered in our ordinary course of business are often structured based on existing legal frameworks. Changes in laws may trigger variations in contract terms, specifications, or requirements, potentially leading to negotiations with suppliers, customers or other stakeholders. Such variations could adversely affect our business, combined financial condition and results of operations.

Risks Related to Our Class A Ordinary Shares

An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Ordinary Shares.

Prior to the Offering, there was no public market for our Class A Ordinary Shares. Although an application has been made to Nasdaq Capital Market for the listing and quotation of our Ordinary Shares, there can be no assurance that there will be an active, liquid public market for our Class A Ordinary Shares after the Offering. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your Class A Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Class A Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Class A Ordinary Shares as consideration. The initial public offering price was determined by negotiations between us and the Underwriters and may not be indicative of the future prices of our Class A Ordinary Shares.

Our Class A Ordinary Shares price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Ordinary Shares shortly following this offering. If the market price of our Class A Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

The initial public offering price for our Class A Ordinary Shares may not reflect their actual value.

The initial public offering price for our Class A Ordinary Shares is and will be determined through negotiations between us and representatives of the Underwriters. The price of our Class A Ordinary Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Class A Ordinary Shares or the value that potential investors will realize upon their disposition of Class A Ordinary Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Ordinary Share or other generally accepted criteria of value.

Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

There is no assurance that the market price for our Class A Ordinary Shares will not decline below the Offer Price. The Offer Price was determined after consultation between our Company and the Underwriter, after taking into consideration, among others, market conditions and estimated market demand for our Class A Ordinary Shares. The Offer Price may not necessarily be indicative of the market price for our Class A Ordinary Shares after the completion of the Offering. Investors may not be able to sell their Class A Ordinary Shares at or above the Offer Price. The prices at which our Class A Ordinary Shares will trade after the Offering may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

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●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	outbreak of war;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above headed “— Our Share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

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Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Investors in our Class A Ordinary Shares likely will face immediate and substantial dilution in the net tangible book value per share and may experience future dilution.

The Offer Price is likely to substantially higher than our Group’s current net tangible book value per share. If we were liquidated immediately following this Offering, each investor subscribing for this Offering would receive less than the price they paid for their Class A Ordinary Shares. Please refer to the section titled “Dilution” of this prospectus for more information.

We may have conflicts of interest with our Controlling Shareholders and, because of our Controlling Shareholder’s significant ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Immediately upon the completion of this offering, our Controlling Shareholders will beneficially own [*]% of our outstanding Shares, representing [*]% of our total voting power in the aggregate, assuming the Underwriters of this offering do not exercise their option to purchase additional Shares. Accordingly, our Controlling Shareholder will continue to be our controlling shareholder immediately upon the completion of this Offering and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of our Class A Ordinary Shares in this offering and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Our board members or executive officers may have conflicts of interest. Our Controlling Shareholder is owned as to 50% each by Mr. Chu, our Director and [Chief Executive Officer], and Mr. Lim our Director and [Chief Technology Officer]. As a result, these overlapping relationships could create or appear to create conflicts of interest when either of Mr. Chu or Mr. Lim is faced with decisions with potentially different implications for either or both of them and us.

●	Sale of Class A Ordinary Shares or assets in our company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our Class A Ordinary Shares that they holds to a third party, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide to sell all or a portion of our Shares in the event of default of our Controlling Shareholder under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our Shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of our Company and might reduce the price of our Shares.

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We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our largest shareholder will continue to own more than a majority of the voting power of our outstanding Class A Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company”, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a “controlled company” and during any transition period following a time when we are no longer a “controlled company”, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our Class A Ordinary Shares may trade under $4.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares may trade below $4.00 per share. As a result, our Class A Ordinary Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $4.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities, following the Offering. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Class A Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Class A Ordinary Shares below the then prevailing market price will also affect the value of the Class A Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

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●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

In the event that we issue new Class A Ordinary Shares, we will be under no obligation to offer those Class A Ordinary Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of Malaysia.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product and services offerings and to cover operating costs and capital needs, and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Shares we are offering. Consequently, investors may need to rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

If we fail to meet applicable listing requirements, including those under Nasdaq’s recently proposed rule changes, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on Nasdaq on the closing of the Offering, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

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The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Class A Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Recent proposals by Nasdaq to amend its listing standards may impose additional hurdles for companies to list on Nasdaq. These proposed changes include a heightened minimum initial public offering size of US$15 million and increased public float requirements for companies seeking to list on the Nasdaq Capital Market, among other measures aimed at enhancing investor protection and market stability. If implemented, these rules may significantly raise the threshold for initial and continued listing eligibility for issuers like us. If we fail to meet the revised listing requirements, we may be unable to list or maintain our listing on Nasdaq Capital Market, which could materially and adversely affect the liquidity, visibility, and overall marketability of our Class A Ordinary Shares.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective internal disclosure controls and procedures over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting will be a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

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Investors may have difficulty enforcing judgments against us, our directors and management.

3Knights Dynamics Group Limited is incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Ogier, our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Ogier further advised us that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;
(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
(c)	is final;
(d)	is not in respect of taxes, a fine or a penalty;
(e)	was not obtained by fraud; and
(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the memorandum and articles of association (as may be amended from time to time), by the Companies Act and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association that will continue to be effective upon closing of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this Offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, Directors and principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal Shareholders purchase or sell our Class A Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors and officers liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

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We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors, Executive Officers and Controlling Shareholder will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We do not expect to be subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

As a foreign private issuer, we are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow Cayman corporate law with regards to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

In addition, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are “independent,” using more stringent criteria than those applicable to the Company under relevant SEC rules. Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of shares, which the Company is not required to follow as a foreign private issuer. However, following this Offering, we will voluntarily have a majority of independent directors and our Audit Committee will consist of three independent directors.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Ordinary Shares to significant adverse United States income tax consequences.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

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We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds” and in such order of priority as our management may determine in its discretion, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, (vi) us and our Controlling Shareholder and their controlling entities, or (vii) our dealer-shareholders and our other shareholders. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the Audit Committee of our Board of Directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our Company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our Audit Committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Class A Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

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Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Upon completion of this Offering, we will have a dual class ordinary share structure. Our Ordinary Shares will be divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances.

Upon the completion of this Offering, the Controlling Shareholder will continue to beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares will constitute approximately [*]% of our total issued and outstanding share capital immediately after the completion of this Offering and approximately [*]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this Offering due to the disparate voting powers associated with our dual-class share structure, assuming the Underwriter does not exercise the over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holder of Class B Ordinary Shares, our Controlling Shareholder will have the ability to control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

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●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately $[    ] million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial Offer Price of $[    ] per share, the midpoint of the estimated range of the initial public Offer Price shown on the front cover of this prospectus.

We intend to use the proceeds from this offering in the following order of priority:

●	Approximately [20]% for [marketing and promotion campaigns];

●	Approximately [25]% for [geographical business expansion];

●	Approximately [35]% for [product research and development]; and

●	Approximately [20]% for working capital and other general corporate purposes.

To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

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DIVIDEND POLICY

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiary’s indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business.

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CAPITALIZATION

The following tables set forth our capitalization as of August 31, 2025:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the issuance and sale of [_______] shares at an assumed initial public Offer Price of $[___] per share after deducting the underwriting discounts and commissions and estimated Offering expenses payable by us.

You should read the tables together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of August 31, 2025
	Actual	Pro Forma As Adjusted
	(in US$)
Cash	475,280
Equity:
Class A Ordinary Shares, 23,000,000 Class A Ordinary Shares outstanding on an actual basis; and [ ] Class A Ordinary Shares outstanding on an as adjusted basis(1)	2,300
Class B Ordinary Shares, 2,000,000 Class B Ordinary Shares outstanding on an actual basis; and [ ] Class B Ordinary Shares outstanding on an as adjusted basis(1)	200
Additional paid-in capital(2)
Reserves	(2,451)
Accumulated comprehensive income	717,164
Total equity	717,213
Indebtedness:
Lease liabilities	13,113
Borrowings	68,968
Total Indebtedness	82,081
Total capitalization(2)	799,294

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, Underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[________] (Offering proceeds of $[________], less underwriting discounts of $[_______], non-accountable expense of $[_____] and Offering expenses of $[________]). The Ordinary Shares reflects the net proceeds we expect to receive, after deducting underwriting discounts, Underwriter expense allowance and other expenses.
(2)	Each $1.00 increase (decrease) in the assumed initial public offering price of $[ ] per Ordinary Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[ ] million, assuming the number of Ordinary Shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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DILUTION

If you invest in our Shares, your interest will be diluted to the extent of the difference between the initial public offer price per share and our net tangible book value per share after this Offering. Dilution results from the fact that the initial public offer price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of August 31, 2025 was US$[    ], or US$[    ] per ordinary share.

After giving effect to the issuance and sale of [    ] Class A Ordinary Shares in this Offering at an assumed initial public Offer Price of US$[    ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value as of August 31, 2025 would have been $[    ] per outstanding ordinary share. This represents an immediate increase in net tangible book value of $[    ] to existing shareholders and an immediate dilution in net tangible book value of $[    ] per ordinary share to investors purchasing Shares in this Offering. The following table illustrates such dilution:

Per Ordinary Share
Assumed initial public Offer Price
Net tangible book value as of August 31, 2025
Pro forma net tangible book value after giving effect to this Offering
Amount of dilution in net tangible book value to investors in this Offering

The following table summarizes, on a pro forma as adjusted basis as of August 31, 2025, the total number of Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing Shareholders and by investors in this Offering. The table below reflects an assumed initial public Offering Price of $[    ] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Shares purchased in this Offering and excludes underwriting discounts and commissions and estimated Offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Shareholders	25,000,000
Investors in this Offering
Total		100		100

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public Offer Price of our Shares and other terms of this Offering determined at pricing.

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SELECTED FINANCIAL AND OPERATING DATA

We have historically conducted our business through our operating subsidiary in Malaysia , and therefore our historical consolidated financial statements present the results of operations of our operating subsidiary in Malaysia . Prior to the consummation of this offering, we will engage in the Reorganization. Following the Reorganization, our financial statements will present the results of operations of 3Knights Dynamics Group Limited, the issuer in this offering, and its consolidated subsidiary. 3Knights Dynamics Group Limited’s financial statements will be the same as our operating subsidiary in Malaysia’s financial statements prior to this offering, as adjusted for the Reorganization. Upon consummation, the Reorganization will be reflected retroactively in our operating subsidiary in Malaysia’s financial statements. See “Our Corporate Structure and History.”

The following selected consolidated balance sheet data as of August 31, 2025 and 2024 and selected consolidated statements of operations data for the years ended August 31, 2025 and 2024, have been derived from our audited financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with GAAP. You should read this “Selected Financial and Operating Data” section together with our combined financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the fiscal years ended August 31,
	2025	2024
Consolidated Statement Of Financial Position:	Amount (USD)	Amount (USD)

Non-Current Assets
Property, plant and equipment	10,948	-
Right-of-use assets	12,506	33,229
Deferred tax asset	434	2,300
	23,888	35,529

Current Assets
Trade receivables, net	643,855	917,946
Other receivables	7,545	6,888
Cash and bank balances	475,280	357
	1,126,680	925,191
Total Assets	1,150,568	960,720

EQUITY AND LIABILITIES
Equity
Class A Ordinary Shares	2,300	2,300
Class B Ordinary Shares	200	200
Merger reserve	2,192	2,192
Foreign currency translation reserve	(4,643)	7,481
Retained earnings	717,164	87,565
Total Equity	717,213	99,738

Non-Current Liabilities
Lease liabilities	-	12,837
Borrowings	22,420	-
	22,420	12,837

Current Liabilities
Trade payables	232,794	616,677
Other payables	19,599	165,120
Amount due to Directors	91,957	37,071
Lease liabilities	13,113	20,856
Borrowings	46,548	-
Tax payable	6,924	8,421
	410,935	848,145
Total Liabilities	433,355	860,982
Total Equity and Liabilities	1,150,568	960,720

	For the fiscal years ended August 31,
	2025	2024
Consolidated Statement Of Profit Or Loss And Other Comprehensive Income:	Amount (USD)	Amount (USD)

Revenues, net	6,350,558	921,530
Cost of revenues	(4,625,746)	(683,327)
Gross profit	1,724,812	238,203
Other income	4,391	1
General and administrative expenses	(202,407)	(141,939)
Profit from operations	1,526,796	96,265
Finance costs	(2,890)	(1,013)
Profit before tax	1,523,906	95,252
Income tax expense	(5,714)	(5,639)
Profit for the financial year	1,518,192	89,613

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Exchange translation differences	(12,124)	7,481
Total comprehensive income for the financial year	1,506,068	97,094

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We conduct our business through our wholly owned subsidiary, 3Knights, an Artificial Intelligence (AI) technology consultant, specializing in AI-driven digital transformation, data analytics, and systems integration. We are focusing in delivering customized, project-based AI and digital transformation solutions that help enterprises enhance efficiency, improve decision-making, and strengthen customer engagement through intelligent automation in Malaysia region.

Our service offerings encompass the full AI implementation lifecycle, including AI strategy and consulting, data engineering, model development and integration, and deployment and user training. Our projects are typically designed to meet each client’s specific operational requirements and are integrated with existing enterprise systems such as ERP, CRM, and IoT platforms.

Our customers are primarily small- and medium-sized enterprises in Malaysia. Revenue is derived mainly from project-based service contracts, and our operating performance can fluctuate depending on the number and timing of projects completed during a period.

Through the delivery of multiple AI and system integration projects, we have developed a proprietary project framework and reusable AI modules that form the foundation for new client implementations. These frameworks allow us to improve scalability, shorten development cycles, and enhance cost efficiency. Management believes these operational efficiencies position us to support sustainable revenue growth; however, our ability to maintain profitability depends on continued demand for AI-based solutions and efficient resource utilization.

In April 2022, the Malaysia Digital Economy Corporation (MDEC) granted us Malaysia Digital status (formerly MSC Malaysia). On July 5, 2024, the Ministry of Finance of Malaysia, through MDEC, approved a five-year income tax exemption for qualifying income derived from AI-related activities, effective from April 2, 2024, to April 1, 2029. These incentives are expected to strengthen our financial position during the incentive period, although their continuation depends on compliance with MDEC program requirements.

We plan to allocate a portion of the net proceeds from this offering to invest in the development of proprietary AI solution frameworks aimed at supporting a product-based offering that could generate recurring revenues, similar to enterprise software or platform-based models. These initiatives remain in the planning stage and have not yet commenced. Management believes that, if successfully implemented, these initiatives could complement our existing project-based services and enhance our long-term competitiveness, though they are subject to execution and market risks.

Our future performance will depend on our ability to expand our customer base, maintain project delivery efficiency, attract and retain qualified technical personnel, and adapt to evolving technology trends and government policies that affect the digital economy in Malaysia and Southeast Asia.

Industry Context

We operate within the AI and digital transformation sector in Southeast Asia, which has experienced increasing adoption of cloud technologies, data analytics, and automation solutions in recent years. According to publicly available reports from regional government and industry agencies, digital transformation initiatives in Malaysia are expanding under the MyDIGITAL Blueprint and the Malaysia Madani Economy framework, which aim to enhance national productivity and competitiveness through technology adoption.

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The Malaysian government’s focus on fostering an innovation-driven economy has encouraged greater private sector investment in AI and automation. Enterprises, particularly small and medium-sized businesses, are seeking localized and cost-effective AI solutions that can be integrated into their existing systems to improve operational efficiency and customer engagement.

Within this environment, demand for AI implementation and integration services continues to grow as organizations increasingly adopt data-driven decision-making. However, the industry remains competitive and sensitive to technological shifts, availability of skilled talent, and data governance regulations.

Management believes that our experience in developing scalable AI frameworks and our focus on efficient project delivery may enable us to respond effectively to these trends and compete in this evolving market, though there can be no assurance that such initiatives will result in future growth or profitability.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

1.	Project Mix and Timing

Our revenue is primarily derived from project-based service contracts. The number, size, and timing of projects in any given period can significantly affect our results of operations. Larger projects generally contribute higher revenue but may extend over several months, while smaller projects are completed more quickly but in greater volume. Because we recognize revenue based on project milestones and customer acceptance under IFRS 15, variations in project delivery schedules can result in fluctuations in revenue and gross margin between reporting periods.

2.	Utilization of Technical and Development Resources

Our profitability depends on the efficiency of deploying our technical teams and subcontracted personnel across multiple projects. Effective resource allocation directly impacts project margins, while underutilization or rework can reduce gross profit in a given period. Management monitors utilization rates and adjusts staffing and outsourcing levels to maintain operational flexibility.

3.	Development Efficiency and Reusability of Core Frameworks

Over time, we have developed a reusable codebase and standardized AI frameworks that form the foundation for new client implementations. These frameworks shorten development cycles and support consistent quality. Management believes that our ability to continually improve and apply these frameworks across projects enhances both scalability and cost efficiency.

4.	Tax Incentives under Malaysia Digital (MDEC)

In April 2022, our Malaysian subsidiary obtained Malaysia Digital (MD) status from the Malaysia Digital Economy Corporation (MDEC). On July 5, 2024, the Ministry of Finance approved a five-year income tax exemption for qualifying income derived from AI-related activities, effective from April 2, 2024, through April 1, 2029. The incentive applies only to qualifying AI-related revenue, while other income remains subject to Malaysia’s statutory tax rates. Management believes the incentive will enhance our net profitability and cash flow during the incentive period, although it is subject to ongoing compliance with MDEC program conditions and will expire in 2029 unless renewed.

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5.	Investment in Future Growth

While we have not yet commenced formal development activities, we intend to allocate a portion of the proceeds from this offering toward the design and development of proprietary AI frameworks and related solution components that may support a future product-based revenue model. The timing and effectiveness of these initiatives, as well as the pace of technology adoption among our target customers, may influence our future operating results.

Management continuously monitors these factors to evaluate operational performance and to make adjustments to project planning, staffing, and resource allocation as necessary.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years indicated.

	For the fiscal years ended August 31,
	2025		2024		Variance
	Amount (USD)	% of total revenue	Amount (USD)	% of total revenue	Amount (USD)%

Revenue	6,350,558	100%	921,530	100%	5,429,028	589%
Cost of sales	(4,625,746)	(73)%	(683,327)	(74)%	(3,942,419)	577%
Gross profit	1,724,812	27%	238,203	26%	1,486,609	624%
Other income	4,391	0%	1	0%	4,390	439,000%
General and administrative expenses	(202,407)	(3)%	(141,939)	(15)%	(60,468)	43%
Profit from operations	1,526,796	24%	96,265	10%	1,430,531	1,486%
Finance costs	(2,890)	(0)%	(1,013)	(0)%	(1,877)	185%
Profit before tax	1,523,906	24%	95,252	10%	1,428,654	1,500%
Income tax expenses	(5,714)	(0)%	(5,639)	(1)%	(75)	1%
Net income	1,518,192	24%	89,613	10%	1,428,579	1,594%

Revenue

The following table sets forth our revenue stream for the fiscal years indicated.

	For the fiscal years ended August 31,
	2025		2024		Variance
	Amount (USD)	% of total revenue	Amount (USD)	% of total revenue	Amount (USD)%

Revenue from AI related projects	6,312,124	99%	916,990	100%	5,395,134	588%
Revenue from other sources	38,434	1%	4,540	0%	33,894	747%
Total revenue	6,350,558	100%	921,530	100%	5,429,028	589%

Our total revenue increased by USD 5,429,028, or 589%, to USD 6,350,558 for the fiscal year ended August 31, 2025 from USD 921,530 for the fiscal year ended August 31, 2024. The increase was primarily driven by a greater number of AI-related system implementation projects completed during the fiscal year ended August 31, 2025 and larger average contract values.

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Revenue from AI-related projects increased substantially by USD 5,395,134, or 588%, to USD 6,312,124 for the fiscal year ended August 31, 2025 from USD 916,990 for the fiscal year ended August 31, 2024 due to the completion of several large-scale AI system development and integration projects, including predictive analytics and natural-language-processing implementations. The increase also reflected improved delivery efficiency and concurrent project execution made possible by the reuse of standardized code frameworks developed in prior years

Under IFRS 15 Revenue from Contracts with Customers, we recognize revenue over time as performance obligations are satisfied, generally based on milestone completion and client acceptance testing. Because project size and completion timing can vary, our quarterly and annual revenue may fluctuate depending on when projects reach the acceptance stage.

Revenue from other sources, consisting mainly of web-development services and domain-hosting renewals, represented approximately 1 % of total revenue in the fiscal year ended August 31, 2025.

While management believes that demand for AI-related projects remains strong, the significant year-over-year increase in the fiscal year ended August 31, 2025 was primarily related to the timing of project completions and is not necessarily indicative of future growth rates.

Cost of sales

The following table sets forth our cost of sales by nature of expense for the fiscal years indicated:

	For the fiscal years ended August 31,
	2025		2024		Variance
	Amount (USD)	% of total revenue	Amount (USD)	% of total revenue	Amount (USD)%

Subcontractor wages	1,536,620	24%	-	-%	1,536,620	100%
Data acquisition and API related costs	1,329,162	21%	42,700	5%	1,286,462	3,013%
Cloud infrastructure	974,465	15%	-	-%	974,465	100%
Hardware costs	696,155	11%	562,697	61%	133,458	24%
Director remuneration	76,043	1%	24,186	3%	51,857	214%
Staff costs	9,340	0%	53,573	6%	(44,233)	(83)%
Other costs	3,961	0%	171	0%	3,790	2,216%
Total cost of sales	4,625,746	73%	683,327	74%	3,942,419	577%

Our total cost of sales increased by USD 3,942,419, or 577%, to USD 4,625,746 for the fiscal year ended August 31, 2025 from USD 683,327 for the fiscal year ended August 31, 2024.

The increase was primarily due to the higher number of AI implementation projects completed during the year and a change in project delivery structure, under which the Company began contracting directly with third-party vendors and service providers.

In the prior year, many of these costs were borne directly by customers; beginning in 2025, the Company assumed direct control over such arrangements to accelerate project delivery and ensure consistency in quality and communication.

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Subcontractor Wages

Subcontractor wages increased by USD 1,536,620, or 100%, to USD 1,536,620 for the fiscal year ended August 31, 2025 from nil for the fiscal year ended August 31, 2024.

This category represents payments to external technical specialists and implementation partners engaged for software development, integration, testing, and deployment of customized AI systems.

The increase was mainly due to the Company’s strategy of outsourcing project-specific technical resources to meet growing demand and to maintain flexibility in response to fluctuating project volumes. Management adopted this approach to efficiently manage delivery schedules and resource allocation, especially as project scopes and timelines vary across engagements. This reliance on subcontracted manpower is consistent with the decrease in internal staff costs, reflecting a shift toward variable cost structures during a period of rapid growth.

Looking ahead, management intends to gradually expand in-house technical capabilities as project flow becomes more predictable, with the goal of optimizing cost efficiency and retaining institutional expertise

Data Acquisition and API-Related Costs

Data acquisition and API-related costs increased by USD 1,286,462, or 3,013%, to USD 1,329,162 for the fiscal year ended August 31, 2025 from USD 42,700 for the fiscal year ended August 31, 2024.

These costs consist primarily of expenditures for third-party data sources, external datasets, and API connections required to train and deploy AI models, as well as subscription fees for external AI tools.

The increase reflects our transition from relying on client-provided data licenses in 2024 to procuring these resources directly in 2025, enabling faster integration and reduced dependency on client-side arrangements

Hardware Costs

Hardware costs increased by USD 133,458, or 24%, to USD 696,155 for the fiscal year ended August 31, 2025 from USD 562,697 for the fiscal year ended August 31, 2024.

Hardware costs include procurement of servers, networking equipment, and related installation for client projects.

The increase corresponds to a greater number of projects requiring on-premise or hybrid system deployment environments.

Director Remuneration

Director remuneration increased by USD 51,857, or 214%, to USD 76,043 for the fiscal year ended August 31, 2025 from USD 24,186 for the fiscal year ended August 31, 2024.

This item represents fees paid to executive directors directly involved in project oversight and delivery. The increase was consistent with the higher volume of projects requiring senior management supervision

Staff Costs

Staff costs decreased by USD 44,233, or 83%, to USD 9,340 for the fiscal year ended August 31, 2025 from USD 53,573 for the fiscal year ended August 31, 2024.

The decline reflects the Company’s greater reliance on subcontracted personnel to support project execution, which provides flexibility in managing labor costs amid uncertain project timing and volume. Management expects to gradually increase permanent headcount in technical and project management roles as the business continues to grow and recurring project opportunities stabilize.

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Gross profit

Gross profit increased by USD 1,493,609, or 624%, to USD 1,724,812 for the fiscal year ended August 31, 2025 from USD 238,203 for the fiscal year ended August 31, 2024.

The increase was primarily attributable to the significant growth in revenue from AI-related implementation projects, which more than offset the higher costs of sales recorded during the period.

The Company’s gross profit margin remained broadly stable at approximately 27 % for the fiscal year ended August 31, 2025, as compared to 26 % for the fiscal year ended August 31, 2024.

Despite the substantial increase in project volume, margin stability was achieved through disciplined project cost management, effective resource allocation, and improved operational efficiency from enhanced control over subcontractors and direct vendor relationships.

Other income

The following table sets forth the breakdown of our other income for the fiscal years indicated:

	For the fiscal years ended August 31,
	2025		2024		Variance
	Amount (USD)	% of total revenue	Amount (USD)	% of total revenue	Amount (USD)%

Interest income	30	0%	1	0%	29	2,900%
Reversal of provision for expected credit loss	4,361	0%	-	-%	4,361	100%
Total other income	4,391	0%	1	0%	4,390	439,000%

Other income increased by USD 4,390, or 439,000%, to USD 4,391 for the fiscal year ended August 31, 2025 from USD 1 for the fiscal year ended August 31, 2024.

The significant increase was mainly due to the reversal of provision for expected credit losses amounting to USD 4,361 during the fiscal year ended August 31, 2025. The reversal was primarily attributable to improved collection trends and a reduction in overdue trade receivables, resulting in lower expected default rates compared to the previous year.

Other income items are incidental and non-recurring in nature, and therefore are not expected to have a material impact on the Company’s overall operating performance going forward.

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General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the fiscal years indicated:

	For the fiscal years ended August 31,
	2025		2024		Variance
	Amount (USD)	% of total revenue	Amount (USD)	% of total revenue	Amount (USD)%

Director remuneration	125,062	2%	34,093	4%	90,969	267%
Depreciation of right-of-use asset	20,836	0%	8,058	1%	12,778	159%
Staff related costs	15,685	0%	87,137	9%	(71,452)	(82)%
Bank charges	5,455	0%	86	0%	5,369	6,243%
Professional fee	5,207	0%	2,742	0%	2,465	90%
Donation	16,103	0%	-	-%	16,103	100%
Travelling, office and utilities	8,533	0%	704	0%	7,829	1,112%
Depreciation of property, plant and equipment	1,217	0%	-	-%	1,217	100%
Provision for expected credit loss	-	-%	8,404	1%	(8,404)	(100)%
Other administrative expenses	4,309	0%	715	0%	3,594	503%
Total general and administrative expenses	202,407	3%	141,939	15%	60,468	43%

Total general and administrative expenses increased by USD 60,468, or 43%, to USD 202,407 for the fiscal year ended August 31, 2025 from USD 141,939 for the fiscal year ended August 31, 2024.

The increase was mainly attributable to higher director remuneration and depreciation charges during the fiscal year ended August 31, 2025, partly offset by a decline in staff-related costs and the absence of expected credit loss provision.

Key Movements

●	Director remuneration increased by USD 90,969, or 267%, to USD 125,062 for the fiscal year ended August 31, 2025 from USD34,093 for the fiscal year ended August 31, 2024. The increase primarily reflects additional remuneration paid to directors in line with increased project volume, expanded managerial responsibilities, and overall business growth.
●	Depreciation of right-of-use assets increased by USD 12,778, or 159%, to USD 20,836 for the fiscal year ended August 31, 2025 from USD 8,058 for the fiscal year ended August 31, 2024. The increase was primarily due to the office lease that commenced in April 2024, resulting in only five months of depreciation being recognized in the prior fiscal year.
●	Staff-related costs decreased by USD 71,452, or 82%, to USD 15,685 for the fiscal year ended August 31, 2025 from USD 87,137 for the fiscal year ended August 31, 2024. The decline was due to the Company’s strategic shift toward outsourcing technical manpower to subcontractors to better manage costs and respond to fluctuating project demand. This is consistent with management’s approach to maintaining operational flexibility while gradually building in-house capabilities as project pipelines stabilize.
●	Bank charges increased by USD 5,369, or 6,243%, to USD 5,455 for the fiscal year ended August 31, 2025 from USD 86 for the fiscal year ended August 31, 2024, primarily due to a one-off loan processing fee in the fiscal year ended August 31, 2025.
●	Professional fees increased by USD 2,465, or 90%, to USD 5,207 for the fiscal year ended August 31, 2025 from USD 2,742 for the fiscal year ended August 31, 2024, primarily due to higher audit, accounting, and secretarial fees in line due to higher volume of transactions in the fiscal year ended August 31, 2025.
●	Donation amounted to USD 16,103 for the fiscal year ended August 31, 2025 compared to nil in the prior year, representing one-time corporate social responsibility contributions.
●	Travelling, office, and utilities expenses increased by USD 7,829, or 1,112%, to USD 8,533 for the fiscal year ended August 31, 2025 from USD 704 for the fiscal year ended August 31, 2024. The increase was mainly driven by higher travelling, office upkeep, and utility expenses following the commencement of office rental in April 2024 and higher project activities.
●	Depreciation of property, plant, and equipment amounted to USD 1,217 for the fiscal year ended August 31, 2025 compared to nil in the prior year, reflecting new asset acquisitions to support ongoing operations.
●	Provision for expected credit loss decreased by USD 8,404, or 100%, as no additional provision was required in the fiscal year ended August 31, 2025 compared to the fiscal year ended August 31, 2024, following improved collections.

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Finance costs

	For the fiscal years ended August 31,
	2025		2024		Variance
	Amount (USD)	% of total revenue	Amount (USD)	% of total revenue	Amount (USD)%

Lease liability expenses	1,642	0%	1,013	0%	629	62%
Loan interest	1,248	0%	-	-%	1,248	100%
Total finance costs	2,890	0%	1,013	0%	1,877	185%

Total finance costs increased by USD 1,877, or 185%, to USD 2,890 for the fiscal year ended August 31, 2025 from USD 1,013 for the fiscal year ended August 31, 2024.

The increase was primarily attributable to higher lease-related interest and the commencement of loan interest charges during the fiscal year:

●	Lease liability expenses increased by USD 629, or 62%, to USD 1,642 for the fiscal year ended August 31, 2025 from USD 1,013 for the fiscal year ended August 31, 2024. The increase was mainly due to the recognition of a full year of lease interest expense following the commencement of the office lease in April 2024. In the prior fiscal year, only five months of lease-related interest were recognized.
●	Loan interest amounted to USD 1,248 for the fiscal year ended August 31, 2025, compared to none in the prior fiscal year. The expense arose from two short-term loan drawdowns completed in July 2025 and August 2025 to support working capital requirements and business expansion.

Overall, the increase in finance costs reflects the Company’s expanded operational scale and financing activities undertaken to support continued business growth.

Provision for Income Taxes

Our provision for income taxes was USD 5,714 for the fiscal year ended August 31, 2025, an increase of USD 75 from USD 5,639 for the fiscal year ended August 31, 2024.

The slight increase was primarily due to taxable income generated from non–AI-related business activities that are not covered under the Company’s MDEC tax incentive.

Our subsidiary, 3Knights, is subject to the income tax laws of Malaysia. Under the Income Tax Act 1967, companies incorporated in Malaysia are generally subject to a statutory corporate income tax rate of 24%. However, small and medium-sized enterprises (SMEs) with paid-up capital of MYR 2.5 million or less and annual gross income not exceeding MYR 50 million are eligible for a reduced tax rate of 15% on the first MYR 150,000 (approximately USD 37,500) of taxable income and 17% on the next MYR 450,000 (approximately USD 112,500), with the remaining taxable income subject to the 24% rate.

The Company obtained approval from the Malaysian Digital Economy Corporation (MDEC) in April 2024 for Pioneer Status, granting income tax exemption on qualifying income derived from AI-related services for a specified incentive period.

Accordingly, for the fiscal year ended August 31, 2024, only revenue and profit generated after April 2024 from qualifying AI-related projects were exempted, resulting in a partial tax benefit.

For the fiscal year ended August 31, 2025, the Company benefited from a full-year effect of the tax exemption, with income tax expenses incurred only on non–AI-related revenue streams, such as website setup and hosting services.

The Company’s effective tax rate for both fiscal years remained significantly lower than the statutory tax rate, primarily due to the impact of the MDEC tax holiday on qualifying AI-related income

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Net Income

Net income increased by USD 1,428,579 or 1,594%, to USD 1,518,192 for the fiscal year ended August 31, 2025 from USD 89,613 for the fiscal year ended August 31, 2024.

The significant increase was primarily attributable to a substantial rise in revenue generated from AI-related projects, as the Company expanded its project portfolio and improved operational efficiency during the fiscal year ended August 31, 2025. The increase in revenue more than offset the corresponding growth in cost of sales and operating expenses.

In addition, the improvement in profitability was supported by stronger project execution margins, reflecting better cost control, optimized subcontracting arrangements, and enhanced resource allocation efficiency. The full-year recognition of the MDEC tax exemption on qualifying AI-related income, effective from April 2024, also contributed to the higher net income in the fiscal year ended August 31, 2025.

As a result, the Company’s net profit margin improved to 24% for the fiscal year ended August 31, 2025, compared to 10% in the prior fiscal year, reflecting the scalability of its project-based business model, and the favorable impact of tax incentives on overall profitability.

Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company, and our Cayman Islands holding company did not have active business operations as of August 31, 2025, and as of the date of this prospectus. Our consolidated assets, liabilities, revenue, and net income primarily reflect the operations of our wholly owned subsidiary in Malaysia.

Our Malaysian subsidiary’s ability to transfer funds to us in the form of loans, advances, or cash dividends is not materially restricted by regulatory provisions under Malaysian law. The subsidiary is generally free to remit divestment proceeds, profits, dividends, or other income arising from our investment in Malaysia, provided that such remittances are made in a foreign currency and comply with the Foreign Exchange Notices issued by Bank Negara Malaysia (the Central Bank of Malaysia). As of August 31, 2025 and 2024, the net assets of our Malaysian subsidiary were not subject to any restrictions, and no funds were transferred to the Cayman Islands holding company in the form of loans, advances, or cash dividends during those periods.

As of August 31, 2025, and as of the date of this prospectus, there were no cash transfers between our Cayman Islands holding company and our Malaysian subsidiary in the form of loans, advances, or cash dividends. All funds were retained and utilized by the Malaysian subsidiary for working capital purposes. We have not been notified of any restrictions that could limit the subsidiary’s ability to deploy cash within Malaysia for operational needs.

Cash and Receivables

As of August 31, 2025, we had USD 475,280 in cash and bank balances, as compared to USD 357 as of August 31, 2024. We also had USD 651,400 and USD 924,834 in trade and other receivables as of August 31, 2025 and August 31, 2024, respectively. The increase in overall cash and receivables balances primarily reflects higher sales volume, improved collections from customers, and stronger business growth during the year.

Credit Risk and Receivable Concentration

Our trade receivables are concentrated among a small number of customers. As of August 31, 2025, we had two (as of August 31, 2024, four) customers that accounted for 99% (as of August 31, 2024, 85%) of the our total gross trade receivables. This concentration exposes us to potential cash-flow fluctuations and credit risks if collection timing changes or if any of these customers experiences financial difficulty.

Management continuously monitors the creditworthiness and payment behavior of key customers through periodic reviews and established credit control procedures. Our receivables are short-term in nature and are generally collected within normal credit terms. A provision for expected credit losses is recognized to reflect estimated recoverability risks. As of August 31, 2025 and 2024, the provision for expected credit losses on trade receivables amounted to USD 4,830 and USD 9,120, respectively.

Management believes that the overall credit risk exposure remains manageable, supported by ongoing collection activities and the historically strong payment performance of these customers. Nevertheless, we remain vigilant in monitoring customer credit risk and maintaining adequate allowance levels in line with IFRS 9 requirements.

Working Capital and Cash Flow Outlook

As of August 31, 2025, our working capital balance amounted to approximately USD 715,745, compared to USD 77,046 as of August 31, 2024. The significant improvement in our working capital position was primarily attributable to higher trade receivables generated from increased business activities, along with stronger cash balances resulting from improved operating performance.

In assessing our liquidity, management monitors and analyzes our cash on hand, our ability to generate sufficient revenue from operations, and our ongoing operating and capital expenditure commitments. Based on our current financial position and operating plans, management believes that our available cash and projected operating cash flows will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

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The following table sets forth summary of our cash flows for the fiscal years indicated:

	For the fiscal years ended August 31,
	2025	2024
	USD	USD

Net cash from / (used in) operating activities	1,297,580	(24,288)
Net cash used in investing activities	(11,858)	-
Net cash (used in) from financing activities	(792,591)	24,535
Net (decrease)/increase in cash and cash equivalents	493,131	247
Effect of exchange translation differences on cash and cash equivalents	(18,208)	27
Net increase in cash	474,923	274
Cash and cash equivalents, beginning of year	357	83
Cash and cash equivalents, end of year	475,280	357

Operating Activities

Net cash provided by operating activities was USD 1,297,580 for the fiscal year ended August 31, 2025, and primarily consisted of the following:

●	profit before tax of USD 1,523,906 for the year;

●	a decrease in trade and other receivable, net of USD 285,114;

●	a decrease in trade and other payables of USD 530,900.

Investing Activities

Cash used in investing activities was USD 11,858 for the fiscal year ended August 31, 2025, which was related to purchases of property and equipment.

Financing Activities

Cash used in financing activities was USD 792,591 for the fiscal year ended August 31, 2025, which consisted of one-off dividend payment and payment of lease liabilities, offset by drawdown of term loans.

Cash provided by financing activities was USD 24,535 for the fiscal year ended August 31, 2024, which consisted of advances from directors, offset by payment of lease liabilities.

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Contractual Obligation and Off-Balance Sheet Arrangements

Contractual Obligations

The following table summarizes our contractual obligations as of August 31, 2025:

	On demand within 1 year	1 to 2 years	Total

Lease liabilities	13,413	-	13,413
Borrowings	55,708	27,171	82,879
	69,121	27,171	96,292

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of August 31, 2025 and 2024.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced any material seasonal fluctuations in our revenue or results of operations, and management does not believe our business is subject to seasonality.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements. These financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our financial statements. Furthermore, we have considered the transition requirements of IFRS and have made any necessary adjustments to comply with the effective dates of new or revised accounting standards. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of Estimates

In preparing the consolidated financial statements in conformity with IFRS, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include the valuation of accounts receivable, revenue recognition, provision for income tax and foreign currency translation. Actual results could differ from those estimates.

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Accounts Receivable, Net

Accounts receivable primarily consist of trade and other receivables. Accounts receivable are presented net of provision for expected credit loss. We use a provision matrix to calculate expected credit loss for trade receivables. The provision rates are based on number of days past due. The provision matrix is initially based on the our historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit loss is a significant estimate. Our historical credit loss experience and forecast of economic conditions may not be representative of customer’s actual default in the future. As of August 31, 2025 and 2024, provision for expected credit loss amounted USD 4,830 and USD 9,120, respectively.

Revenue Recognition

On August 31, 2025, we adopted IFRS 15 Revenue from Contracts with Customers using the modified retrospective approach. The adoption of this standard did not have a material impact on our consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary.

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

We currently generate our revenue from the following main sources:

Revenue from services rendered

Revenue from service rendered is recognized over time in accordance with IFRS 15 Revenue from Contracts with Customers when our performance creates an asset that the customer controls as the asset is created or enhanced, or when our performance does not create an asset with an alternative use to the us and we have an enforceable right to payment for performance completed to date.

We measure progress towards satisfaction of its performance obligations using an output-based method, which reflects project milestones or deliverables specified in the customer contract. In practice, this means revenue is recognized when the relevant project milestone has been achieved and approved by the customer through a formal user acceptance testing (“UAT”) sign-off.

We consider UAT sign-off as the point at which the customer has obtained control of the deliverable and the performance obligation for that milestone is satisfied.

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the fiscal years ended August 31, 2025 and 2024. We do not believe there was any uncertain tax provision as of August 31, 2025 and 2024.

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Our operating subsidiary in Malaysia are subject to the income tax laws of Malaysia. No significant income was generated outside Malaysia for the fiscal years ended August 31, 2025 and 2024. As of August 31, 2025, all of the tax returns of our Malaysian subsidiary remained open for statutory examination by relevant tax authorities.

Foreign Currency Translation

Our consolidated financial statements are presented in USD, which is our presentation currency, while the functional currency of our Malaysian operating subsidiary is the Malaysian Ringgit (“MYR”). Assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and income and expense items are translated at the average exchange rate for the reporting period. Equity transactions are translated at historical rates. Translation differences are recognized in other comprehensive income.

For the fiscal years presented, the following exchange rates were used for translation purposes:

●	Fiscal year ended August 31, 2025 – average rate: MYR 4.3471 = USD 1.00; closing rate (August 31, 2025): MYR 4.2250 = USD 1.00
●	Fiscal year ended August 31, 2024 – average rate: MYR 4.6838 = USD 1.00; closing rate (August 31, 2024): MYR 4.3160 = USD 1.00

Management believes that fluctuations in the MYR/USD exchange rate may affect the comparability of financial results reported in USD, though they do not affect the underlying business performance of our Malaysian operations.

Recent Accounting Pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recently Adopted Accounting Pronouncements

We have adopted all the amendments to standards issued by the International Accounting Standards Board (“IASB”) which are relevant to the Company and are effective for annual financial period beginning on and after 1 October 2024.

Recent Accounting Pronouncements Not Yet Adopted

We have not applied the following new standards and amendments to standards that have been issued by the IASB but are not yet effective for the Company:

Effective Date
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendments to IFRS 9 and IFRS 7	Contract Referencing Nature-dependent Electricity	1 January 2026
Annual Improvements — Volume 11	Annual Improvement to IFRS Accounting Standards - Volume 11	1 January 2026
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027
Amendments to IFRS 10 and IAS 28	Sales or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred until further notice

The adoption of the above amendments and new standards is not expected to have a material impact on the financial position and financial performance of the Company except for the adoption of IFRS 18 which may result in changes to certain presentation and disclosure in the financial statements. However, it will not impact the recognition and measurement of items in the financial statements. IFRS 19, if adopted by the Company, simplifies the financial statements disclosures, while it has no impact on recognition and measurement of items in the financial statements.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans, bank overdrafts and a recourse receivables purchase facility with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Credit Risk

We are potentially exposed to credit risks associated with deposits held in financial institutions. The aggregate amount of deposits in financial institutions exceeding the insurance limits set by Perbadanan Insurans Deposit Malaysia (PIDM) is RM 250,000 per depositor per bank, which may be at risk in the event of a financial institution default. We regularly assess and monitor credit risks associated with our deposit accounts. For credit risks related to trade and other receivables we maintain an allowance for expected credit losses on trade and other receivables which is determined based on historical credit loss experience, current economic conditions, and other relevant factors that may affect the collectability of receivables. We will continue to monitor the creditworthiness of our receivables.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Our exposure to liquidity and cash flow risks arises primarily from mismatches of the maturities of financial assets and liabilities. It is our objective to maintain a balance between continuity of funding and flexibility through the internally generated funds. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The Group has secured financing arrangements with multiple parties for development and construction projects. The financings include a profit-sharing component and are interest bearing. These funds are secured by specific property units within the development project and are guaranteed by two directors and shareholders of the Company.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our combined revenues and combined costs and expenses are denominated in Malaysia Ringgit. All of our assets are denominated in Malaysia Ringgit. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the Malaysia Ringgit. If the Malaysia Ringgit depreciates against the U.S. dollar, the value of our Malaysia Ringgit revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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OUR CORPORATE STRUCTURE AND HISTORY

Corporate History

3Knights Dynamics Group Limited, the issuer in this offering (and also referred to in this prospectus as the “Company”), was incorporated in the Cayman Islands on October 8, 2025. The Company was authorized to issue 450,000,000 Class A Ordinary Shares with par value of US$0.0001 per share and 50,000,000 Class B Ordinary Shares with par value of US$0.0001 per share. On October 8, 2025, 1 Ordinary Share was issued and allotted to an independent third party, which transferred the 1 Class A Ordinary Share to the Controlling Shareholder on October 10, 2025. On October 10, 2025, 1,499 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares were issued and allotted to the Controlling Shareholder. The Company is an exempted company registered and incorporated in the Cayman Islands as a holding company, and is not a Malaysian operating company. As a holding company with no material operations, we conduct our core business operations in Malaysia through our operating subsidiary, 3Knights, incorporated under the laws of Malaysia on September 1, 2021.

On October [*], 2025, the Company acquired the entire share capital of 3Knights from Mr. Chu and Mr. Lim. In consideration of the acquisition, the Company allotted and issued 22,998,500 Class A Ordinary Shares to the Controlling Shareholder (the “Share Swap”). Immediately after the Share Swap, 3Knights became wholly owned by the Company. On [*], 2025, [1,200,000] Class A Ordinary Shares each were transferred from the Controlling Shareholder to six other pre-IPO investors.

The following diagram illustrates the ownership structure of the Company after giving effect to this offering:

Note(s):

(2)	All of the other Pre-IPO investors are non-affiliates that hold less than 5% of the Ordinary Shares. For more information, please see “Principal Shareholders”.

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after this offering, assuming an offering size as set forth above, our Controlling Shareholder will own [15,800,000] Class A Ordinary Shares and [2,000,000] Class B Ordinary Shares, being [*]% of our total and issued outstanding Shares, representing approximately [*] of our total voting power (or [*]% of our total and issued outstanding Shares if the underwriters option to purchase additional shares is exercised in full), and may have the ability to determine matters requiring approval by shareholders. As a result, our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through its controlling ownership of the Company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See “Risk Factors — Risks Related to our Class A Ordinary Shares — Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders” for further information. However, even if we are deemed as a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Stock Market Rules. See “Risk Factors — Risks Related to our Class A Ordinary Shares — We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.”

Investors are purchasing securities of our holding company, 3Knights Dynamics Group Limited, instead of securities of our operating subsidiary, 3 Knights, through which our operations are conducted.

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BUSINESS

OVERVIEW

We are a big data solutions provider headquartered in Kuala Lumpur, Malaysia using AI, analytics, and real-time insights. We started our operation in 2021 to provide technology consulting and analytics services in the areas of digital transformation, data analytics, and marketing strategy alignment, and have developed relationships with our customers mainly located in Malaysia.

The Company principally offers (i) digital transformation strategy consulting services, (ii) data analytics services, and (iii) marketing strategy alignment services. The Company began delivering customized projects for enterprise clients across industries such as trading, manufacturing, retail and e-commerce. These engagements typically involved client-specific integration work and analytics delivery.

Our Vision

To be the leading big data solutions provider in Asia.

Our Mission

To deliver cutting-edge, user-centric Big Data solutions that drive innovation, efficiency, and growth for our clients.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths differentiate us from our competitors:

We have an experience management team with proven track record for execution and agility in delivery

Our management team has extensive industry knowledge, which is led by Mr. Chu, our Chairman of the Board of Directors and Chief Executive Officer, who has more than 15 years of experience in the fields of information technology; and Mr. Lim, Director and Chief Technology Officer, who has more than 17 years of experience in the fields of sales and marketing. They both play a pivotal role in overseeing the overall business, strategic development and major decision-making within our Group. Our management team is further bolstered by a team of passionate developers, data scientists, and operations experts dedicated to delivering tailored solutions that transform raw data into actionable insights. Project teams are structured on a case-by-case basis, enabling quicker mobilization and resource allocation compared to larger organizations with more rigid processes. We firmly believe that under the leadership of our executive director and with the expertise from our staff, we are well-positioned to maintain competitiveness and capture market opportunities.

Our customer base spans a diverse array of industries and organizations

We cater to users in a diverse range of industries including trading, manufacturing, retail and e-commerce. Due to the nature of our solutions services business, our Group serves clients from a wide range of industries, which enable us to have solid cross-industry insights for advising our clients on business strategies and data management. We offer our clients practical strategies and anticipate their evolving requirements, ensuring they remain at the forefront of their respective industry.

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We offer comprehensive solutions customized to the needs of business owners and local markets with integrated service scope

Since our establishment in 2021, we maintain a flexible and agile delivery model that can adapt to different client’s requirements and offer comprehensive solutions customized to the needs of clients, rather than offering a one-size-fit-all product. Typically, our clients first require us to provide data collection, cleansing and analytics service during which we have the opportunity to understand our clients’ business thoroughly. Upon the in-depth understanding of our clients’ business, we will offer our digital transformation strategy consulting services, where we assess client digital capabilities and assist them in defining objectives, and developing implementation roadmaps, and marketing strategy alignment services using data insights, and potentially able to liaise and bridge various opportunities to our clients as we have a strong network in various industries as well as formulating long term strategies for them. In some projects, we also procure and deploy hardware and related systems supplementing our other services. We strive to offer our clients practical solutions which enable transformation of data collected into actionable business insights.   Our extensive experience with Malaysian enterprises and regulatory requirements also enable us to provide context-specific advice and implementations in relation to the specific engagements. Our combined scope of service offerings on digital strategy development, data analytics, and marketing alignment also allow clients to address strategic, technical, and customer-facing challenges through a single service provider.

OUR STRATEGIES

Our aim is to accomplish our business objectives, further strengthen our market position and continue to be a leading big data solutions provider by pursuing the following key strategies:

Expand into strategic overseas markets

We expect the technology subscription market to experience robust growth in Southeast Asia, particularly in countries such as Singapore, Indonesia, and Vietnam. To position ourselves for this opportunity, we intend to take a measured approach by first leveraging our experience in Malaysia to establish a scalable business model that can be replicated in overseas markets. We plan to (i) conduct targeted market assessments in Singapore and Indonesia to evaluate regulatory frameworks, customer needs, and competitive dynamics in each jurisdiction, (ii) explore collaborations with local enterprises, system integrators, and technology distributors to accelerate market entry, reduce upfront costs, and build brand credibility, (iii) launch initial pilot projects with select customers in one or more of these markets, focusing on AI-driven data analytics and digital transformation solutions, before scaling into a broader customer base, (iv) selectively hire or contract local technical and business development personnel to support client delivery and relationship management in these markets, and (v) invest in research and development of a proprietary AI solution with subscription-based features, which will allow us to offer standardized, recurring products that are more easily deployed across multiple countries compared to bespoke projects. We expect that this strategic approach, beginning with pilot projects and partnerships before committing significant capital will help increase our revenues and market presence in Southeast Asia in a sustainable manner.

Diversify the service portfolio and enhance service model

We built a solid business model of provision of big data solutions tailored to different industries. With the experience and capital gained over the years, we plan to further diversify our service portfolio by including public sector projects and additional industry-specific analytics applications. We also intend to develop recurring service models such as managed analytics support or retainer-based advisory, to complement the existing project-based revenue model and improve revenue visibility.

Increase investment in internal capabilities

We plan to employ or engage by sub-contracting additional personnel to meet our growing needs. The plan includes recruitment of sales and marketing staff to build brand recognition and expand customer reach, the hiring of additional technical staff such as data scientists, engineers, and project managers to support increasing project demands, and the strengthening of our finance and accounting team to enhance internal controls and compliance. More resources will also be allocated to personnel training, cloud infrastructure, analytics tools and creating standardized project management frameworks   internally (such as adopting structured methodologies, internal templates, and quality controls) to ensure consistency, efficiency, and scalability in project delivery. We also plan to invest in technology development to create proprietary analytics frameworks and deployment methodologies, which may be embedded into client solutions or licensed under project-specific terms.

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OUR BUSINESS

We provide technology consulting and analytics services that are designed and tailored to address each client’s business needs. We deliver customized projects for enterprise clients across industries such as trading, manufacturing, retail and e-commerce. These engagements typically involved client-specific integration work and analytics delivery, tailored to meet the operational, analytical and strategic requirements of each client.

Our primary offerings include:

●	Digital Transformation Strategy Consulting Services

We assist clients in assessing their existing digital capabilities, defining transformation objectives, and developing phased implementation roadmaps. These services often include conducting needs assessments, gap analyses, and benchmarking against industry best practices. Based on these findings, we work with clients to design strategies for modernizing legacy systems, adopting cloud and AI technologies, and aligning IT investments with long-term business objectives. Our consulting engagements are typically structured as fixed-fee projects with defined deliverables.

●	Data Analytics Services

We provide end-to-end analytics solutions, starting from data collection, cleansing, and integration across multiple sources. Using advanced statistical and AI techniques, we perform predictive and descriptive analytics to generate actionable insights for decision-making. Deliverables may include interactive dashboards, visualization tools, predictive models, and customized reports tailored to management and operational users. We also provide training sessions to ensure client teams can effectively use and interpret analytics outputs. Fees are usually charged on a project basis depending on scope and complexity.

●	Marketing Strategy Alignment Services

We help clients leverage analytics and digital tools to strengthen their marketing strategies. This may include mapping and optimizing customer journeys, designing targeted marketing campaigns, and integrating digital platforms with existing sales and marketing processes. In certain cases, we assist clients in deploying AI-powered tools, such as recommendation engines or customer segmentation models, to improve engagement and conversion. These services are often provided as part of a broader transformation or analytics engagement, generating consulting fees tied to project deliverables.

●	Hardware Procurement and Deployment

In some projects, we also procure and deploy hardware and related systems that support our consulting and analytics solutions. This may include servers, networking equipment, installation, and project-based technical support. Hardware procurement is not a standalone business line, but an enabling service that ensures seamless implementation of our technology solutions.

Through this integrated scope of offerings, we enable clients to address strategic, technical, and customer-facing challenges through a single service provider. Our business model emphasizes customized project delivery, with potential to evolve toward proprietary AI solutions and subscription-based revenues in the future.

In certain engagements, we also procure and deploy hardware and related systems to enable client digital initiatives. These deployments may include servers, networking equipment, installation, and project-based technical support.

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Service Contracts and Pricing Strategies

We typically do not engage in long-term service contracts with the majority of our clients, including both individual clients and institutional clients. Instead, we offer our services on project-based. While our service scope is customized to our client needs, our written service contract generally includes terms such as the scope of work, total fee payable, the billing and payment terms, delivery and acceptance clauses (along with an user acceptance testing (UAT) form to be filled in by the client upon completion of each milestone), ownership of deliverables, client’s responsibilities, term and termination clauses, limitation of liability, confidentiality clauses and governing law and jurisdiction. Our clients are typically invoiced at fixed price at completion of projects.

Our Directors are responsible for determining the price for our services. We adopt a fixed amount pricing approach, taking into account the following factors in determining the fees we charge

(i)	type, nature and detailed work scope of the service;
(ii)	value, complexity and scale of the engagement;
(iii)	future business opportunities;
(iv)	reputation of the customer; and
(v)	level of acceptance of the current market rates for similar service.

Credit terms to clients

We assess the credit risk of new clients prior to accepting engagements through a comprehensive process, which includes online searches, credit checks with industry peers and site visits. For existing clients, we conduct an annual credit assessment to review their credit limits and terms, taking into account factors such as their repayment history, historical transaction amounts and future economic conditions.

Our credit terms to clients are generally 30  days.

CUSTOMERS

Our customers are mainly IT companies engaging us for projects serving end-clients which are usually corporate entities in the trading, manufacturing, retail and e-commerce in Malaysia.

For the years ended August 31, 2025 and 2024, we had the following customers that accounted for more than 10% of our revenue:

	For the year ended
	August 31, 2025
	Amount (USD)	Percentage of total revenue (%)
Major customer(s) representing more than 10% of the Company’s revenues
Customer A	2,134,758	34%
Customer B	1,345,725	21%
Customer C	758,803	12%
Customer D	651,261	10%
Total	4,890,547	77%

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	For the year ended August 31, 2024
	Amount (USD)	Percentage of total revenue (%)
Major customer(s) representing more than 10% of the Company’s revenues
Customer B	405,653	44%
Customer C	106,751	12%
Customer E	106,750	12%
Customer F	106,750	12%
Total	725,904	79%

Despite the fact that our top clients contributing to more than 10% of our revenue represented an aggregate of approximately 77% and 79% of the years ended August 31 2025 and 2024, respectively, of our revenue, the management team assessed the Company’s relationship with these clients and concluded that (i) the agreements with these clients were entered into in the ordinary course of the Company’s business and the forms of agreements constituting the entire relationship with these clients are ordinary course agreements for the Company; and (ii) the Company’s business, operations, and profitability are not substantially dependent on any of the agreements with these clients, given that (a) the Company has not signed any long-term contract with these clients (b) the nature of the Company’s business is project-based, therefore it would not rely on any single client for recurring revenue in the long run, and (iii) the loss of any one large client will not materially and adversely affect the Company’s profitability or operation in the long term because of the Company’s ability to attract new customers and to secure new projects from its existing clients.

Sales and marketing

We market our big data solutions services to prospective clients primarily through by contacting them through our professional business network and business referrals, or communication initiated by our business development personnel responsible for information collection, marketing and sales activities and customer services. The team also actively supports existing clients and engage with prospective clients to assess and understand their requirements so that we can better cater to their needs. To actively promote our brand and service, our directors and project leaders regularly participate in industry conferences, seminars, and networking events, which provide opportunities to showcase our expertise, strengthen client relationships, and build visibility in the market .

SUPPLIERS

We have developed and maintained long-term relationships with four suppliers in Malaysia  , principally offering (i) cloud infrastructure and software services, which include compute resources, GPU-accelerated instances, storage solutions, data transfer, and associated platform services used to process and host client data, (ii) third-party data and research content, comprising data scientists, software engineers, and UX/UI design and project management personnel engaged on a project basis to supplement internal capacity, and (iii) hardware and deployment equipment, such as servers, networking devices, storage equipment, and related installation, configuration, and project-based support. We also engage professional services of data scientists, software engineers, and UX/UI design and project management personnel as sub-contractors on a project basis to supplement internal capacity.

To ensure the suppliers can provide products or services meeting our requisite standards, we have developed a well-defined mechanism when selecting suppliers. We select suppliers and subcontractors primarily based on their technical capabilities, reliability, and prior working experience with the Company or its management. Given the specialized nature of our projects, we typically engage vendors who have a proven ability to deliver within the required technical scope and timeframe. In evaluating potential suppliers, we consider factors such as technical expertise, quality of past performance, delivery record, and cost reasonableness, and we negotiate the commercial terms directly prior to engagement. Ongoing performance monitoring and post-project evaluations are conducted to ensure compliance with our quality standards and to determine continued eligibility for future projects. Cloud services are generally obtained from leading global providers and their authorized regional distributors under commercial contracts. Sub-contracted personnels are generally sourced from local manpower firms and independent consultants in Malaysia. Data and research contents are generally procured from specialized research providers and global dataset distributors. Hardware and deployment equipment are generally sourced from established IT distributors and systems integrators in Malaysia.

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For the years ended August 31, 2025 and 2024, we had the following suppliers that accounted for more than 10% of our total cost of sales:

	For the year ended
	August 31, 2025
	Amount (USD)	Percentage of total cost of sales (%)
Major supplier(s) representing more than 10% of the Company’s purchases
Supplier A	1,329,162	29%
Supplier B	975,960	21%
Supplier C	974,464	21%
Supplier D	578,508	13%
Total	3,858,094	84%

	For the year ended
	August 31, 2024
	Amount (USD)	Percentage of total cost of sales (%)
Major supplier(s) representing more than 10% of the Company’s purchases
Supplier D	562,697	82%
Total	562,697	82%

SEASONALITY

Our business historically has not been subject to seasonal fluctuations.

COMPETITION AND INDUSTRY

Geographic Focus

The Company’s operations are currently based in Malaysia, and it primarily serves customers in Malaysia. The markets in which the Company operates are characterized by increasing digital adoption among enterprises, though market development remains subject to regional economic conditions and regulatory requirements.

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End Markets and Demand Drivers

Customers are generally enterprises in various industries such as retail industry that are seeking to improve operational efficiency, decision-making, and customer engagement using digital and data-driven approaches. Demand is influenced by factors such as the growth of digital commerce, the increasing use of data analytics in marketing and operations, and the need to adapt business models to evolving consumer expectations.

Industry definition and scope

The Company participates in the Malaysia market for (i) digital transformation consulting and (ii) data and analytics services used to assess current digital capabilities, define objectives, develop implementation roadmaps, collect and cleanse data, perform advanced analytics, visualize findings, and align marketing strategies to data-driven customer journeys. These offerings are typically delivered as customized engagements to enterprise and public-sector clients rather than as standardized products.

Market size and growth indicators

Independent researchers estimate that Southeast Asia’s digital transformation market was approximately US$27.9 billion in 2024 and could reach about US$91.0 billion by 2033, representing a CAGR of approximately 12.5%.1

Malaysia’s broader digital economy continues to expand; one industry study indicates GMV rose from approximately US$22 billion for 2022) to approximately US$31 billion for 2024, with a 2030 range of approximately US$45 billion to US$70 billion, alongside significant inbound data center commitments supported by national policies.2

Demand drivers and principal customers

Demand is influenced by (i) enterprise digitization and cloud adoption, (ii) the need for first-party data activation, and (iii) management’s focus on operational efficiency, risk management and compliant use of data. Regional interest in AI is rising; one Asia-Pacific survey reports approximately 43% of organizations plan to increase AI spending by more than 20% over the next 12 months, though maturity remains mixed. These are third-party survey findings and may not predict outcomes for any individual firm.3

Prevailing trends

Key trends include (i) rapid migration to cloud and data platforms (supported by large-scale hyperscaler investments and public policy initiatives), (ii) increased adoption of advanced analytics and early-stage generative AI use cases, and (iii) growing emphasis on first-party data, governance, and observability. As one example of infrastructure momentum, Malaysia’s initiatives (e.g., Cloud-First and KL20) are cited as having attracted approximately US$15 billion of data center investments in the first quarter of 2024, according to a third-party country study the Company has not independently verified.4

Challenges and risks

Principal challenges include (i) talent availability and retention in data engineering, security and AI; (ii) regulatory fragmentation across Southeast Asia (privacy, cybersecurity, sectoral rules and cross-border data flow requirements); (iii) project-specific execution risks (data quality, integration complexity, change management); and (iv) competitive pressures from larger incumbents with greater resources. Studies also note funding cyclicality in the regional digital ecosystem, which can affect customer budgets and procurement pacing.5

1 These third-party estimates vary and are subject to assumptions and methodologies the Company has not independently verified. https://www.imarcgroup.com/south-east-asia-digital-transformation-market

2 https://services.google.com/fh/files/misc/malaysia_e_conomy_sea_2024_report.pdf

3 https://www.sas.com/content/dam/SAS/documents/analyst-reports-papers/en/en-idc-data-and-ai-pulse-asia-pacific-2024-114075.pdf

4 https://services.google.com/fh/files/misc/malaysia_e_conomy_sea_2024_report.pdf

5 economysea.withgoogle.com

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Obstacles to Achieving Objectives

In pursuing its financial and strategic objectives, the Company may face several obstacles:

●	Resource constraints. As a relatively small enterprise, the Company may have limited financial and human resources compared to larger, established competitors, which could affect its ability to scale operations quickly.
●	Talent acquisition and retention. Sustained growth depends on the ability to attract and retain skilled personnel, particularly in data science, software engineering, and project management, where competition for qualified professionals is significant.
●	Reliance on subcontractors and vendors. The Company’s business model includes the use of subcontracted personnel and external vendors for cloud services, hardware, and deployment. Any disruption in these relationships, cost increases, or service quality issues could adversely affect project delivery and margins.
●	Services concentration and project timing. Revenue is generated primarily from project-based engagements. Delays in project commencement, scope changes, or cancellations may lead to fluctuations in revenue and cash flows.

Major Risks Facing the Business

Management considers the following risks to be the most significant:

●	Competitive pressures. The markets in which the Company operates are highly competitive and include multinational consulting firms, regional system integrators, and local specialists with greater resources or established client bases.
●	Rapid technological change. The pace of development in cloud computing, analytics, and AI may require continuous investment and adaptation. The Company may not be able to anticipate or respond to technological changes in a timely and cost-effective manner.
●	Regulatory and compliance requirements. Increasingly stringent data protection, cybersecurity, and cross-border data transfer regulations in Malaysia and Southeast Asia may increase compliance costs or limit the Company’s ability to deliver services as currently structured.
●	Vendor dependency. The Company relies on third-party providers such as cloud service operators and hardware suppliers. Pricing changes, outages, or contractual disputes with these vendors may impact the Company’s cost structure or service delivery.
●	Economic conditions. Demand for digital transformation and analytics services is influenced by general economic conditions, IT spending cycles, and availability of corporate budgets. A downturn in the Malaysian or regional economy could reduce client spending.

Execution risks in expansion. Entering new markets or launching new service models may require upfront investment and involve operational and regulatory risks. Expansion efforts may not achieve the intended results.

Present outlook

While independent forecasts point to continued digitization and analytics adoption across Southeast Asia, outcomes depend on macroeconomic conditions, regulatory developments, and technology execution. There is no assurance that industry growth rates cited by third parties will materialize, that customers will sustain current spending patterns, or that emerging AI capabilities will translate into consistent productivity gains.

Emerging trends that could change the industry outlook

●	Generative AI at scale. If model quality, cost and governance improve, gen-AI could materially alter delivery models (e.g. code/analysis co-pilots, synthetic data, automated personalization); conversely, unresolved risks (bias, IP, security) may constrain deployment.[6]
●	Cloud and data-center expansion. Continued hyperscaler investment could lower latency and expand access to advanced analytics/AI services, potentially accelerating adoption across mid-market enterprises.[7]

Competitive landscape and product characteristics

Competition includes global consulting and analytics providers, regional systems integrators, and niche firms delivering data engineering, visualization, and marketing technology services. Engagements are often won on domain expertise, delivery quality, security posture, cost, and time-to-value. Projects are typically bespoke, integrating client systems, public cloud platforms, and commercial/open-source analytics tools.

6 economysea.withgoogle.com

7 https://apnews.com/article/malaysia-google-investment-94764341b721e1c1f3fb2d607604f011

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Competition within the industry (markets where the Group operates)

Scope of markets

The Group’s current presence is principally Malaysia. Competition in these markets is fragmented, comprising global consulting firms, regional systems integrators, cloud-ecosystem providers and their partners, specialized analytics/marketing firms, and in-house enterprise teams.

How competition is waged

Contracts are typically awarded based on (i) domain expertise and references in the client’s industry, (ii) delivery quality and security/compliance (including data-privacy practices), (iii) time-to-value, (iv) pricing and commercial flexibility, (v) ability to integrate with cloud platforms and existing systems, and (vi) local presence and support. Enterprises may also insource analytics and marketing operations, creating an additional competitive alternative.

Market dynamics affecting competition

The competitive environment is influenced by (i) hyperscaler investment in local/nearby data centers (which broadens available cloud/AI services and partner capacity), and (ii) ongoing regional digitalization that attracts both global and regional entrants. These developments can intensify price-based competition and compress project margins even as they expand the overall addressable market.8

Caveat on market share data

Management is not aware of any authoritative, public Malaysia-specific ranking that comprehensively measures market share for consulting-led data and analytics services; available sources often reflect individual firms’ disclosures, partial surveys, or paywalled analyst research and therefore may not be directly comparable across providers.

Major competitors, market share and positioning, competition factors and outlook

Major competitors

The Group operates in Malaysia and selected Southeast Asian markets. Based on management’s observations, the most significant competitors fall into three categories:

●	Global consulting and technology firms such as Accenture, PwC, KPMG and IBM that provide broad digital-transformation and analytics services. These firms typically serve large enterprises and government agencies with end-to-end capabilities.
●	Regional and local technology providers such as ADA (an Axiata-affiliated data and marketing analytics company), and regional systems integrators including NCS (Singtel) and FPT Software, which offer digital-transformation, AI, and analytics services across SEA.
●	Cloud ecosystem partners and hyperscalers’ service networks, which deliver analytics and AI consulting linked to their platforms (e.g., AWS, Google Cloud, Microsoft Azure), supported by ongoing investment in Malaysian and regional infrastructure.

This list is based on management’s current market knowledge; there is no single authoritative public source covering all participants in the Group’s specific service niches.

Market share and positioning

The Group does not have access to comprehensive independent data on market share for consulting-led digital transformation and analytics services in Malaysia. Available industry research typically aggregates broader IT services segments or is subscription-based. Management believes its market share is modest relative to larger multinational firms with greater scale and resources. The Group positions itself as a specialist service provider, focusing on tailored engagements in digital strategy, analytics, and marketing alignment, with an emphasis on customization and client-specific delivery rather than standardized offerings.

Key aspects of competition

Competition typically occurs on the following factors:

●	Domain expertise and track record in the client’s sector.
●	Quality and reliability of delivery, including data security and regulatory compliance.
●	Timeliness and ability to meet project milestones.
●	Pricing and commercial terms, especially for mid-sized clients with budget constraints.
●	Integration capabilities with clients’ existing systems and third-party platforms.
●	Customer service and ongoing support.

Enterprises may also develop in-house analytics teams, which represent an alternative to external consulting.

8 https://www.mida.gov.my/media-release/amazon-web-services-aws-announces-rm25-5-billion-investment-to-launch-an-aws-cloud-computing-infrastructure-in-malaysia/

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How the Group seeks to remain competitive

Our management’s strategy focuses on:

●	Maintaining a flexible and agile delivery model that can adapt to clients’ requirements.
●	Tailoring solutions for each engagement, rather than offering a one-size-fits-all product.
●	Leveraging relationships with cloud platforms and technology vendors for implementation and integration.
●	Investing in internal capabilities (training, methodologies, security practices) to deliver quality outcomes.

There is no assurance these initiatives will be sufficient to maintain or improve the Group’s competitive position.

Outlook relative to competitors

Independent forecasts project continued digitization and adoption of data analytics in Southeast Asia. However, competition from larger incumbents and new entrants may increase. The Group’s ability to capture opportunities will depend on client demand, its ability to deliver projects effectively, and external factors such as economic conditions and regulatory developments. Our management cannot predict with certainty how its positioning will evolve relative to larger competitors; outcomes will vary by market segment and project type.

EMPLOYEES

As of August 31, 2025 and 2024, we had five and eight full-time employees, all of them are based in Malaysia. The following table sets forth the breakdown of our employees by function as at August 31, 2025:

Function	Number of employee
Management	1
Finance and accounting	1
Quality control and technical	3
Total	5

We enter into standard employment agreement with each of our employees in accordance with the applicable laws in Malaysia. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. In addition, we have not experienced any difficulties in the recruitment and retention of experienced core staff or skilled personnel. Our remuneration package includes salary and discretionary bonuses. In general, we determine employees’ salaries based on their qualifications, position and seniority. In order to attract and retain valuable employees, we review the performance of our employees annually which will be taken into account in annual salary review and promotion appraisal.

INTELLECTUAL PROPERTY

As at the date of this prospectus, we own the domain 3knightsdynamics.com registered in Malaysia.

As of the date of this prospectus, we had not been subject to any material dispute or claims for infringement upon third parties’ trademarks, licenses and other intellectual property rights.

LICENSES, PERMITS AND REGISTRATIONS

As of the date of this prospectus, 3 Knights has obtained its up-to-date business premise license. Save for the business premise license, 3 Knight is not required to obtain any licenses and approvals for carrying out its business for the years ended August 31, 2025 and 2024, and as of the date of this prospectus.

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PROPERTIES

We do not own any real property. As of the date of this prospectus, we lease the following property as our office:

Property address	Lessor	Area	Monthly rent	Lease expiration date	Use
Unit 19-2, The Boulevard, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Wilayah Persekutuan, Malaysia	RAM Holdings Berhad	Approximately 2,024 sq. ft.	RM8,096	31 March 2026	Office

The above leased premise is leased from independent third party. We believe that our office units are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

INSURANCE

We maintain no insurance policies and review our insurance policies from time to time for adequacy in the breadth of coverage.

LEGAL PROCEEDINGS

We are currently not   a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

We are subject to all relevant laws and regulations of Malaysia and may be affected by policies which may be introduced by their respective governments from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies, below.

As of the date of this prospectus, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and our Group is in compliance with all the applicable laws and regulations that are material to our business operations. The Group may be subject to certain fines/penalties arising from its ordinary course of business from time to time.

Malaysia

The following Malaysian laws and regulations are applicable to our business:

Regulations relating to labor

The Employees Provident Fund Act 1991 (“EPFA 1991”) governs the monetary contribution of employers towards the scheme of savings for their employees’ retirement, known as Employees Provident Fund (“EPF”) contributions, and the management of those funds for the retirement of employees. Every employee and every employer shall make monthly contributions on the amount of wages as stipulated in the EPFA 1991.

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The Employees’ Social Security Act 1969 (“ESSA 1969”), and the Employment Insurance System Act 2017 (“EISA 2017”), similarly require employers and employees to make monetary contributions to the Social Security Organization.

Pursuant to the ESSA 1969, contributions made to the Social Security Organization shall fall into two categories based on the monthly wages of the employees, namely:

(a)	contributions payable by or on behalf of the employees insured against the contingencies of invalidity and employment injury to be paid by the employee and employer; and

(b)	contributions payable by or on behalf of employees insured only against the contingency of employment injury, to be paid entirely by the employer.

From January 2018, any employer who has registered his industry according to the ESSA 1969 shall also be deemed to have registered his industry under the EISA 2017, and shall make contributions as specified in the EISA 2017, based on the monthly wages of the employees insured pursuant to the EISA 2017.

For information, our Malaysian subsidiary has complied with the above requirements and we have made our contributions in a timely manner.

Our Malaysian subsidiary has also complied with the Employment Act 1955 (“EA 1955”), which governs and regulates all labor relations, including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff and retirement benefits. The EA 1955 applies to designated categories of employees who fall within the definition of “employee” under the EA 1955, which include any person who has entered into a contract of service with an employer pursuant to the Employment (Amendment of First Schedule) Order 2022 that came into force on January 1, 2023. For information, the Minimum Wage Order 2024 with effect from February 1, 2025, mandates a minimum wage of RM1,700.00 requirement for all the employees.

As of the date of this prospectus, our Malaysian subsidiary is in compliance with the applicable labor regulations in Malaysia.

Regulation relating to business operation

It is mandatory to seek business premise license from the local authorities pursuant to the Local Government Act 1976 (“LGA 1976”). This legislation empowers the respective municipal/ town councils to enact by-laws stipulating the need for licenses to use any premises within their jurisdiction for business purposes. Businesses in Wilayah Persekutuan Kuala Lumpur, where our business operation is located, are regulated by the Licensing of Trades, Businesses and Industries (Federal Territory of Kuala Lumpur) By-Laws 2016, which fall under the jurisdiction of Kuala Lumpur City Hall (“DBKL”).

As of date of this prospectus, our Malaysian subsidiary has obtained the business premise license from DBKL and is in compliance with the Licensing of Trades, Businesses and Industries (Federal Territory of Kuala Lumpur) By-Laws 2016.

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MANAGEMENT

The following table sets forth information regarding our Directors and Executive Officers as at the date of this prospectus:

Name	Age	Position
Chu Hoon Weng		Director, [Chairman of the Board of Directors and Chief Executive Officer]
Lim Seow Leong		Director [and Chief Technology Officer]
Chen Xiang Foong		[Chief Financial Officer]
[*]*		Independent Director Nominee
[*]*		Independent Director Nominee
[*]*		Independent Director Nominee

*	Has accepted an independent director appointment, which will be effective immediately upon effectiveness of the registration statement of which this prospectus forms a part.

The brief biography of each of our Directors, Executive Officers and Independent Director Nominees are set out below:

Executive Director

Mr. Chu Hoon Weng (“Mr. Chu”) has been serving as a Director since October 2025, our [Chief Executive Officer since [*] 2025], and will serves as the Chairman of the Board of Directors upon effective of our registration statement on Form F-1, of which this prospectus is a part. Mr. Chu is primarily responsible for monitoring our Company’s business operation and overall project implementation and execution. He has been serving with 3 Knights since April 2024 as Chief Executive Officer, and was responsible for overseeing Company’s business operation and project management. Mr. Chu has over 17 years of business operations and project management experience. Before joining our Company, Mr. Chu held several key positions in various corporate organizations, showcasing his diverse experience. From May 2018 to March 2024, Mr. Chu has been engaged by Wilstech Sdn Bhd and served as head of operation. From May 2009 to May 2018, Mr. Chu served as a senior executive for Cubinet Interactive Sdn.Bhd. From December 2007 to April 2009, Mr. Chu served as a sales executive for Hong Leong Bank Berhad. From July 2007 to November 2007, Mr. Chu served as a tele-marketing officer for Telebiz Sdn. Bhd. Mr. Chu obtained his diploma degree in mass communication from the Tunku Abdul Rahman College in May 2007.

Mr. Lim Seow Leong (“Mr. Lim”) has been serving as a Director since October 2025, and will serves as the Chief Technology Officer of the Company upon effective of our registration statement on Form F-1, of which this prospectus is a part. Mr. Lim is primarily responsible for establishing technology vision, developing and implementing the strategic development of technology of the Company, and to ensure it aligns with overall business goals. He joined 3 Knights in April 2024 as Chief Technology Officer, and was responsible for overseeing software projects development of the company. Mr. Lim has over 16 years of [software application developing] experience. Before joining our Company, Mr. Lim held several key positions in various corporate organizations, showcasing his diverse professional experience. From October 2021 to March 2024, Mr. Lim served as the head of software engineer for Wilstech Sdn. Bhd. From February 2020 to July 2021, Mr. Lim served as the software engineer for HR Easily Sdn. Bhd. From June 2009 to August 2019, Mr. Lim  worked at Cubizone Interactive Sdn. Bhd. with his last position as a head of software engineer. Mr. Lim obtained his bachelor’s degree in science from Tunku Abdul Rahman University of Management and Technology in May 2009. He obtained his diploma degree in internet technology from the Tunku Abdul Rahman University of Management and Technology in May 2007.

Mr. Chen Xiang Foong (“Mr. Chen”) has been serving as a Chief Financial Officer of the Company since [* ] 2025. Mr. Chen is primarily responsible for overall financial management of the Company. Mr. Chen has over 13 years of professional experience in accounting, auditing, and financial advisory. Before joining our Company, Mr. Chen held several key positions in various audit firms, showcasing his extensive professional experience. Since July 2025, Mr. Chen has been serving as the chief financial officer of 3 Knights. In April 2023, Mr. Chen founded CL & Co PLT, a licensed audit firm in Malaysia, and has been serving as the managing partner since then. From July 2020 to March 2024, he served as a partner at Danny Loo & Co PLT. From January 2016 to June 2019, he served as an audit manager at Ernst & Young Malaysia. From July 2012 to November 2015, he served as a senior associate at BDO Malaysia. Mr. Chen currently serves as an independent non-executive director and audit committee chairman of a NASDAQ-listed company, where he provides oversight of corporate governance, financial reporting, and internal controls. Mr. Chen was admitted as a member of the Malaysian Institute of Accountants (MIA) in October 2017. He was admitted as a Fellow member of the Institute of Chartered Accountants in England and Wales (ICAEW) in June 2016. He completed the ICAEW program from Sunway University in July 2015. He obtained the Certified Accounting Technician (CAT) qualification from Sunway University in June 2011.

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Independent Director Nominee

[*]

Family Relationship

There are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our Board of Directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our Board of Directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our Board of Directors, either by (i) independent directors constituting a majority of our Board of Directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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Board of Directors

Our Board of Directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein provided the director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a Board of Directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our Board of Directors along with other markers of diversity.

Controlled Company

Upon completion of this offering, our Controlling Shareholder, may beneficially own approximately [*]% of the aggregate voting power of our outstanding Shares, assuming that the underwriters do not exercise their over-allotment option. As a result, we may be deemed a “controlled company” within the meaning of the Nasdaq listing rules. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

● the requirement that a majority of the board of directors consist of independent directors;

● the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees;

● the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

● the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Committees of the Board of Directors

We will establish three committees under the Board of Directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

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Audit Committee. Our Audit Committee will consist of Mr. [*], Mr. [*] and Mr. [*]. Mr. [*] will be the chairperson of our Audit Committee. We have determined that each of our Audit Committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. [*] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our Compensation Committee will consist of Mr. [*], Mr. [*] and Mr. [*]. Mr. [*] will be the chairman of our Compensation Committee. We have determined that each of our Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consist of Mr. [*], Mr. [*] and Mr. [*]. Mr. [*] will be the chairman of our Nominating and Corporate Governance Committee. We have determined that each of our Nominating and Corporate Governance Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The Nominating and Corporate Governance Committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

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●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association of a company or alternatively by shareholder approval at general meetings.

Code of Business Conduct and Ethics

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Terms of Directors and Officers

Our directors may be elected by a resolution of our Board of Directors or by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision. It is expected that, whether by ordinary resolution or by the directors, each director will be appointed on the terms that the director will hold office until the appointment of the director’s successor or the director’s re-appointment at the next annual general meeting, unless the director has sooner vacated office.

A director may be removed by ordinary resolution.

The office of a director will be terminated if the director:

(a)	is prohibited by the law of the Cayman Islands from acting as a director; or

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(b)	is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	resigns his or her office by notice to the Company; or

(d)	in accordance with our articles of association, has only held office as a director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he or she is being treated becomes physically or mentally incapable of acting as a director; or

(f)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or

(g)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

Employment Agreements and Indemnification Agreements with Executive Officers

We will enter into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We will also enter into indemnification agreements with each of our executive directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation

[For the year ended August 31, 2025, we paid an aggregate of approximately USD 201,105 in cash and benefits in-kind granted to or accrued on behalf of our Directors for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors, except as mandated by Malaysian laws.]

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

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	Shares Beneficially Owned Prior to This Offering(2)								Shares Beneficially Owned After This Offering(3)
Name of Beneficial	Number of Ordinary Shares				Approximate percentage of outstanding Ordinary		Approximate percentage of		Number of Ordinary Shares				Approximate percentage of outstanding Ordinary		Approximate percentage of
Owners(1)	Class A		Class B		Shares		voting power		Class A		Class B		Shares		voting power
Directors and Executive Officers:
Chu Hoon Weng (Chief Executive Officer, Chairman of the Board of Directors and Director)(4)	[7,900,000	]	[1,000,000	]	[35.60	]%	[44.29	]%	[7,900,000	]	[1,000,000	]	[*	]%	[*	]%
Lim Seow Leong (Director and Chief Technology Officer)(4)	[7,900,000	]	[1,000,000	]	[35.60	]%	[44.29	]%	[7,900,000	]	[1,000,000	]	[*	]%	[*	]%
Cheng Xiang Foong (Chief Financial Officer)	-				-		-		-				-		-
[*] (Independent Director)	-				-		-		-				-		-
[*] (Independent Director)	-				-		-		-				-		-
[*] (Independent Director)	-				-		-		-				-		-

All directors, director nominees and executive officers as a group	[15,800,000	]	[2,000,000	]	[71.20	]%	[88.57	]%	[15,800,000	]	[2,000,000	]	[*	]%	[*	]%
5% shareholders:
WLG Holdings Sdn. Bhd. (4)	[15,800,000	]	[2,000,000	]	[71.20	]%	[88.57	]%	[15,800,000	]	[2,000,000	]	[*	]%	[*	]%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Unit 19-2, The Boulevard, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Wilayah Persekutuan, Malaysia.

(2)	Giving effect to the reorganization of our Ordinary Shares, applicable percentage of ownership is based on 23,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding as of the date of this prospectus.

(3)	Applicable percentage of ownership is based on [*] Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding immediately after the offering.

(4)	The Controlling Shareholder, of registered address Unit 23.3, 23rd Floor, Surian Tower, No. 1, Jalan PJU 7/3, Mutiara Damansara, 47810 Petaling Jaya, Selangor, Malaysia , is owned as to 50% each by Mr. Chu Hoon Wen and Mr. Lim Seow Leong.

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RELATED PARTY TRANSACTIONS

Transactions with Related Persons

None.

Policies and Procedures for Related Party Transactions

Our Board of Directors has created an Audit committee in Connection with this offering which will be tasked with review and approval of all related party transactions, if any.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act, and the common law of the Cayman Islands.

The authorized share of our Company consists of Ordinary Shares. As of the date of this prospectus, our Company’s authorized share capital is US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each.

As of the date of this prospectus, 23,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares are issued and outstanding of par value US$0.0001 each, equivalent to total paid-up capital of US$[*]. We will issue [*] Class A Ordinary Shares in this offering.

Upon completion of this offering, we will have [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding. All of our issued and outstanding Shares are fully paid, and all of our Shares to be issued in the offering will be fully paid upon issuance.

Our Memorandum and Articles of Association

The following are summaries of certain material provisions of our memorandum and articles of association (which in this section shall each be referred as the memorandum and the articles, and collectively, the memorandum and articles) and of the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form and are issued when registered in our register of members. Each Class A Ordinary Share confers upon the holder thereof (i) the right to one (1) vote on all matters subject to the vote at general meetings of our Company or on any resolutions of members; (ii) the right to an equal share in any distribution by way of dividend paid by our Company; and (iii) the right to an equal share in the distribution of the surplus assets of our Company on its liquidation. Each Class B Ordinary Shares confers upon the holder thereof (i) the right to twenty (20) votes on all matters subject to the vote at general meetings of our Company or on any resolutions of members; (ii) the right to an equal share in any distribution by way of dividend paid by our Company; and (iii) the right to an equal share in the distribution of the surplus assets of our Company on its liquidation. Each Class B Ordinary Share shall be converted at the option of the holder thereof, at any time after issue and without the payment of any additional sum, into one Class A Ordinary Share on a one-for-one basis. No Class A Ordinary Shares shall be convertible into any Class B Ordinary Shares. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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Dividends. The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of us lawfully available for distribution. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Each of the Class A Ordinary Shares and Class B Ordinary Shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to twenty (20) votes, voting together as one class. Voting at any general meeting is by a poll. A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our memorandum and articles of association, a reduction of our share capital and the voluntary winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Conversion. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Articles. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of not less than five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at such general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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Transfer of Ordinary Shares. Subject to the restrictions set out below, and provided that such transfer complies with applicable rules of the Nasdaq Capital Market, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the Nasdaq Capital Market (if such shares are listed on the Nasdaq Capital Market) or in any other form approved by our board of directors, executed:

(a) where the shares are fully paid, by or on behalf that shareholder; and

(b) where the shares are partly paid, by or on behalf of that shareholder and the transferee

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also, but are not required to, decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four;

●	the shares transferred are fully paid up and free of any lien in favor of our Company; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year as our board may determine.

Liquidation. If we are wound up the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or
(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

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Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, the Company may by our board of directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of the Company or the shareholder holding those redeemable shares, on the terms and in the manner our board of directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the board of directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which our board of directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with (a) written consent of holders of not less than two-thirds of the issued shares of that class or (b) with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles authorizes our board of directors to issue authorized but unissued Ordinary Shares from time to time as our board of directors shall determine, to the extent of available.

Inspection of Books and Records. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or its corporate records. However, our shareholders may receive our annual audited financial statements. See “Where You Can Find Additional Information”.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue authorized but unissued ordinary shares in the share capital of our Company; and limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

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●	may not issue negotiable or bearer shares but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies, and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and seventy-five per cent in value of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a takeover offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

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A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care which requires the director to act with the skill care and diligence commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law (“DGCL”), a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our articles of association and may also be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting and do not provide shareholders with any right to put any proposal before a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares which carry in aggregate not less than ten percent of the rights to vote at such general meeting to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave, is absence from meetings of our board for a continuous period of six months; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our memorandum and articles of association.

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Transactions with Interested Shareholders. The DGCL contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with (a) the written consent of the holders of not less than two-thirds of the issued shares of that class or (b) the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [*] Shares sold in this Offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Shares, and while we plan to apply to list our Shares on Nasdaq, we cannot assure you that a regular trading market for our Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

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Lock-Up Agreements

We have agreed not to, for a period of [six (6) months] from the closing date of this offering , offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, each of our directors, executive officers, and principal shareholders (5% or more shareholders) of our Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of [six (6) months] from the closing date of this offering , subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares. All of our other shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of six (6) months from the closing date of this offering. These parties collectively own all of our outstanding Class A Ordinary Shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our Shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Subject to the Lock-Up Agreements, our affiliates may sell within any three-month period a number of Shares that does not exceed the greater of the following:

●	1% of the then outstanding Shares of the same class, which will equal approximately [ ] Class A Ordinary Shares immediately after this Offering assuming the over-allotment option is not exercised and [ ] Class A Ordinary Shares assuming the over-allotment option is exercised in full; or

●	the average weekly trading volume of our Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

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EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

Malaysia

In Malaysia, foreign exchange control is governed by the Financial Services Act 2013 (“FSA”) and the Islamic Financial Services Act 2013 (“IFSA”). The Foreign Exchange Policy Notices (“FE Notices”) set out, among others, the circumstances in which the specific approval of the controller or regulator of foreign exchange i.e. Bank Negara Malaysia (“BNM”), the central bank of Malaysia, must be obtained by residents and non-residents to remit funds to and from Malaysia. A party undertaking or engaging in any transactions that are not provided for or allowed under the FE Notices are required to obtain approval from BNM prior to undertaking the said transaction.

A “resident” is defined as (i) a citizen of Malaysia (excluding a citizen who has obtained a permanent resident status in a country or a territory outside Malaysia and is residing outside Malaysia), (ii) a non-citizen of Malaysia who has obtained permanent resident status in Malaysia and is ordinarily residing in Malaysia, or (iii) a person (whether body corporate or unincorporated) incorporated or registered with or approved by any authority in Malaysia.

A “non-resident” is defined as (i) any person other than a resident, (ii) an overseas branch, a subsidiary, a regional office, a sales office, a representative office of a resident company, (iii) embassies, consulates, high commissions, supranational or international organizations, or (iv) a Malaysian citizen who has obtained permanent resident status in a country or territory outside Malaysia and is residing outside Malaysia.

The following are some of the provisions and restrictions that are applicable to our Malaysian subsidiary as a resident under the new FE Notices issued and made effective on November 15, 2024.

(i) Payment in Ringgit between residents and non-residents

A resident is allowed to make or receive payments in Ringgit in Malaysia to or from a non-resident for, among others, income earned or expenses incurred in Malaysia and for the settlement of a trade in goods or services.

(ii) Payment in foreign currency between residents and non-residents

A resident is allowed to make or receive payments in foreign currency to or from a non-resident for any purpose (subject to compliance with all FE Notices), other than for payment made or received for:

(a) a foreign currency-denominated derivative or Islamic derivative offered by a resident (unless otherwise approved by BNM);

(b) a derivative or Islamic derivative which is referenced to Ringgit (unless otherwise approved by BNM);

(c) a derivative or Islamic derivative, which market price, value, delivery or payment obligation is derived from, referenced to or based on exchange rate, offered by a non-resident (unless otherwise approved by BNM).

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(iii) Repatriation of funds by non-resident

Non-residents are free to repatriate divestment proceeds, profits, dividends or any income arising from investments in Malaysia, provided that such repatriation is made in foreign currency (except in the currency of Israel) and the conversion of Ringgit to foreign currency is undertaken in compliance with the FE Notices.

(iv) Borrowing in Ringgit by residents from non-residents

A resident is allowed to borrow in Ringgit in any amount from a non-resident through the issuance of (a) redeemable preference shares or Islamic redeemable preference shares in Ringgit for use in Malaysia, (b) Ringgit sovereign bond or sukuk (issued by the Federal Government); or (c) Ringgit corporate bond or Sukuk in accordance with relevant guidelines issued by the Securities Commission Malaysia excluding non-tradable Ringgit corporate bond or Sukuk issued to a non-resident entity outside the resident entity’s group or a non-resident financial institution (“NRFI”).

A resident entity is allowed to borrow in Ringgit up to RM1 million in aggregate (computed based on an aggregate borrowing in Ringgit by the resident entity and other resident entity with a parent-subsidiary relationship) for use in Malaysia from a non-resident excluding a NRFI.

(v) Borrowing in foreign currency by residents and non-residents

A resident is allowed to borrow in foreign currency in any amount from (a) a licensed onshore bank, (b) an entity within the resident entity’s group or from the resident entity’s direct shareholder except for a NRFI or a non-resident special purpose vehicle which is used to obtain borrowing from any person outside the resident entity’s group or (c) through issuance of foreign currency corporate bond or Sukuk to another resident.

A resident entity is allowed to borrow in foreign currency up to RM100 million equivalent in aggregate (computed based on an aggregate borrowing in foreign currency by the resident entity and other resident entity with parent-subsidiary relationship) from (a) non-resident outside the resident entity’s Group; (b) a NRFI; or (c) a non-resident special purpose vehicle which is used to obtain borrowing from any person outside the resident entity’s group.

(vi) Lending by a resident

A person is allowed to lend in Ringgit or foreign currency to a resident or non-resident for any corresponding borrowing threshold (as set out in item (iv) and (v) above) approved under the FE Notices or where the borrowing has otherwise been approved in writing by BNM.

(vii) Giving and Obtaining of Financial Guarantee

A resident guarantor is allowed to give a financial guarantee in any amount in Ringgit or foreign currency to secure any borrowing obtained by a resident in Ringgit or foreign currency as approved in the FE Notices or otherwise approved in writing by BNM.

A non-bank resident guarantor is allowed to give a financial guarantee in any amount in Ringgit or foreign currency to secure a borrowing obtained by a non-resident in Ringgit or foreign currency as approved in the FE Notices or otherwise approved in writing by BNM, excluding a financial guarantee given to secure a borrowing (a) obtained by a non-resident borrower which is a special purpose vehicle (i.e.: an entity set up solely for a specific purpose and is not an operating business unit) or (b) where the resident guarantor has entered into a formal or informal arrangement to make repayment of the borrowing in foreign currency other than for an event of default.

A resident lender is allowed to obtain a financial guarantee in any amount in foreign currency or Ringgit from a non-resident guarantor to secure a borrowing obtained by a resident or a non-resident borrower.

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TAXATION

The following are material Cayman Islands tax, Malaysia tax and U.S. federal income tax considerations relevant to an investment in our Shares. This discussion does not address all of the tax consequences that may be relevant in light of the investor’s particular circumstances. Potential investors should consult their tax advisers regarding Malaysia, U.S. federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances. Unless otherwise noted in the following discussion, this section is the opinion of Loeb & Loeb LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, of [*], insofar as it relates to legal conclusions with respect to matters of Cayman Islands tax law. and of Lee & Poh Partnership, insofar as it relates to legal conclusions with respect to matters of Malaysia tax law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Malaysia Taxation

The following discussion is a summary of the more relevant taxes that are applicable to our Malaysian subsidiary with regards to transactions that they may enter into with a foreign holding company. It excludes specifically all Malaysian taxes that our Malaysian subsidiary is subject to arising from its respective business activities in Malaysia such as income tax, various types of taxes imposable on transactions entered into in the course of conducting its business activities and taxes on capital gains. Generally, there is no taxes on capital gains in Malaysia except for real property gains tax (“RPGT”) under the Real Property Gains Tax Act 1976 which is a tax on chargeable gains arising from the disposal of real property or shares in real property companies (“RPC”). Neither subject affects our Malaysian subsidiary as it has not engaged in activities in the said areas.

Further, our Malaysian subsidiary was granted Multimedia Super Corridor (“MSC”) status by the Malaysia Digital Economy Corporation (“MDEC”) on April 12, 2022, and is eligible for income tax exemption in respect of the statutory income derived from its core income generating activity i.e. big data analytical, for a period of five years commencing from April 2, 2024 to April 1, 2029, pursuant to the Income Tax (Exemption)(No.10) Order 2018, subject to the continued fulfillment of the applicable eligibility criteria and compliance with the applicable conditions.

The type of transactions that our Malaysian operating subsidiary typically enter into with its foreign holding company (that is not attributable to a business carried on in Malaysia by the foreign holding company) are royalties, interest or service fees. With respect to such income, the tax liability of the foreign holding company, it being a non-resident will be settled by way of withholding tax (“WHT”) deducted by the paying entity, i.e. the Malaysian subsidiary. The following are WHT rates that apply as per the double taxation agreement (“DTA”) exists between the United States of America and Malaysia: (Royalty: 10%, Interest: 15%, Dividends: 0%, Income other than royalty and interest: 10%)

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Payments of the above types of income to non-residents (except for dividends) are subject to WHT which is due and payable to the Inland Revenue Board (IRB) within one month after paying or crediting such payments. There is no WHT on dividends paid by Malaysian companies.

Transfer pricing

Transfer pricing (“TP”) legislation

The basis for determining proper compensation is, almost universally, the arm’s length principle which has also been accepted by the Inland Revenue Board (“IRB”).

The arm’s length principle was incorporated into Section 140A of the Malaysian Income Tax Act 1967. It allows the Director General Inland Revenue (“DGIR”) to adjust any transfer prices between related parties in Malaysia which, in the view of the DGIR, do not meet the arm’s length standard.

What constitutes “arm’s length” is not defined in the Income Tax Act 1967 and depends on facts of each case/transaction. Consequently, the IRB has issued the TP Rules 2012 and the revised TP Guidelines 2012 to give guidance on the arm’s length standard that is acceptable to the IRB. The TP Rules and Guidelines seek to provide guidance on the application of the law on controlled transactions, the acceptable methodologies as provided in the rules and administrative requirements including the types of records and documentation expected from taxpayers involved in TP arrangements.

The Income Tax (Transfer Pricing) Rules 2023 further defines the “arm’s length range” as a range of figures or a single figure falling between the value of 37.5 percent and 62.5 percent of the data set and acceptable to the director general in determining whether the arm’s length price has been applied in a controlled transaction. This range is derived by either applying the same transfer pricing methodology to multiple comparable data or applying different methods, as determined under rule 6 of the Income Tax (Transfer Pricing) Rules 2023.

Advance pricing arrangements (APA)

Companies are allowed to apply for APAS from the DGIR. The objective of establishing APAS is to provide an avenue for taxpayers to obtain certainty upfront that their related party transactions meet the arm’s length standard. The IRB has issued the APA Rules 2012 and APA Guidelines 2012 to give guidance on the matter.

Statute of limitation for TP adjustments

The statute of limitation is seven (7) years from the expiration of an assessment year (“YA”) for raising an assessment or additional assessment for that YA in respect of TP adjustments for a transaction entered into between associated persons not at arm’s length.

Country-by-Country Reporting

The Malaysian Country-by-Country Rules require a Malaysian multinational corporation (“MNC”) group with total consolidated group revenue of RM3 billion and above in the financial year (“FY”) preceding the reporting FY (i.e. FY commencing on or after [*]) to prepare and submit the Country-by-Country Report to the IRB no later than 12 months after the close of each FY.

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Malaysian entities of foreign MNC groups will generally not be required to prepare and file Country-by-Country Reports as the obligation to file will be with the ultimate holding company in the jurisdiction it is tax resident in, However, a notification to the IRB may be required..

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

● financial institutions or financial services entities;

● underwriters;

● insurance companies;

● pension plans;

● cooperatives;

● regulated investment companies;

● real estate investment trusts;

● grantor trusts;

● broker-dealers;

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● traders that elect to use a mark-to-market method of accounting;

● governments or agencies or instrumentalities thereof;

● certain former U.S. citizens or long-term residents;

● tax-exempt entities (including private foundations);

● persons liable for alternative minimum tax;

● persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

● persons whose functional currency is not the U.S. dollar;

● passive foreign investment companies;

● controlled foreign corporations;

● persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

● partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

● an individual who is a citizen or resident of the United States;

● a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

● an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

● a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

91

Taxation of Dividends and Other Distributions on Our Ordinary Shares

If we were to make a distribution with respect to our Ordinary Shares, subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any such distribution to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Ordinary Shares will meet the conditions required for the reduced tax rate. If we are eligible for such benefits, dividends we pay on our Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Ordinary Shares.

Dividends paid by us will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes in respect of such withholding but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their application depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

92

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules,

● the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

● the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

● the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

● an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

93

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

94

UNDERWRITING

[*]

95

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Class A Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc, or FINRA, all amounts are estimates.

SEC registration fee	$
The Nasdaq Capital Market listing fee	$50,000
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fee and expenses
Miscellaneous
Total

* To be filed by amendment

96

LEGAL MATTERS

The validity of the Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our Cayman Islands counsel. Certain legal matters as to Malaysia law will be passed upon for us by Cheah Teh Su , our Malaysia counsel. Certain other legal matters as to United States Federal and New York State law in connection with this Offering will be passed upon for us by Loeb & Loeb LLP, New York, New York. Certain legal matters as to Cayman Islands, Malaysia and U.S. federal law in connection with this Offering will be passed upon for the Underwriters by [*].

EXPERTS

The combined financial statements of 3Knights Dynamics Group Limited as of August 31, 2025 and 2024, and for the years then ended, have been audited by WS & CO PLT, Independent Registered Public Accounting Firm, as set forth in their report elsewhere herein. Such combined financial statements have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

97

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

[We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.]

Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Ogier further advised us that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;
(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
(c)	is final;
(d)	is not in respect of taxes, a fine or a penalty;
(e)	was not obtained by fraud; and
(f)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Malaysia

Substantially all of our assets are located in Malaysia. In addition, most of our directors and officers are nationals or residents of Malaysia and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

An investor may or may not be able to commence an original action against us or our directors or officers, or any person, before the courts outside the United States to enforce liabilities under United States federal securities laws, depending on the nature of the action.

Cheah Teh Su, our Malaysian counsel, has further advised us that there are currently no statutes, treaties, or other forms of reciprocity between the United States and Malaysia providing for the mutual recognition and enforcement of court judgments. Under Malaysian laws, a foreign judgment cannot be directly or summarily enforced in Malaysia. The judgment must first be recognized by a Malaysian court either under applicable Malaysian laws or in accordance with common law principles. For Malaysian courts to accept the jurisdiction for recognition of a foreign judgment, the foreign country where the judgment is made must be a reciprocating country expressly specified and listed in the Reciprocal Enforcement of Judgments Act 1958, Maintenance Orders (Facilities for Enforcement) Act 1949 or Probate and Administration Act 1959. As the United States is not one of the countries specified under the statutory regime where a foreign judgment can be recognized and enforced in Malaysia, a judgment obtained in the United States must be enforced by commencing fresh proceedings in a Malaysian court. The requirements for a foreign judgment to be recognized and enforceable in Malaysia are: (i) the judgment must be a monetary judgment; (ii) the foreign court must have had jurisdiction accepted by a Malaysian court; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment must not contravene public policy in Malaysia; (v) the proceedings in which the judgment was obtained were not opposed to natural justice, and (vi) the judgment must be final and conclusive.

98

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying Shares represented by the Shares to be sold in this Offering.

Upon the completion of our initial public offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

99

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

ACCOUNTANTS’ REPORT

FOR THE FINANCIAL YEARS ENDED

AUGUST 31, 2024 AND AUGUST 31, 2025

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBERS OF 3KNIGHTS DYNAMICS GROUP LIMITED

(Company No.: 426647)

(Incorporated in Cayman Islands)

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of 3Knights Dynamics Group Limited (“the Company”) and its subsidiary (collectively referred as “the Group”), which comprise the consolidated statement of financial position as at August 31, 2025 and August 31, 2024 of the Group, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the financial years then ended, and notes to the consolidated financial statements, including material accounting policy information, as set out on pages F-3 to F-52. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as at August 31, 2025 and August 31, 2024, and the results of their operations and their cash flows for the financial years then ended are in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WS & CO PLT

WS & CO PLT
202206000035 (LLP0033211-LCA) & AF002338
Chartered Accountants

We have served as the Company’s auditor since 2025.

JOHOR BAHRU, MALAYSIA

F-2

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 AUGUST 2025 AND 31 AUGUST 2024

		2025	2024
	Note	USD	USD

ASSETS
Non-Current Assets
Property, plant and equipment	4	10,948	-
Right-of-use assets	5	12,506	33,229
Deferred tax asset	6	434	2,300
		23,888	35,529

Current Assets
Trade receivables	7	643,855	917,946
Other receivables	8	7,545	6,888
Cash and bank balances		475,280	357
		1,126,680	925,191
Total Assets		1,150,568	960,720

F-3

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 AUGUST 2025 AND 31 AUGUST 2024 (CONT’D)

		2025	2024
	Note	USD	USD

EQUITY AND LIABILITIES
Equity
Class A Ordinary Shares	9	2,300	2,300
Class B Ordinary Shares	9	200	200
Merger reserve		2,192	2,192
Foreign currency translation reserve	10	(4,643)	7,481
Retained earnings		717,164	87,565
Total Equity		717,213	99,738

Non-Current Liabilities
Lease liabilities	11	-	12,837
Borrowings	12	22,420	-
		22,420	12,837

Current Liabilities
Trade payables	13	232,794	616,677
Other payables	14	19,599	165,120
Amount due to Directors	15	91,957	37,071
Lease liabilities	11	13,113	20,856
Borrowings	12	46,548	-
Tax payable		6,924	8,421
		410,935	848,145
Total Liabilities		433,355	860,982
Total Equity and Liabilities		1,150,568	960,720

The accompanying notes form an integral part of the consolidated financial statements.

F-4

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME FOR THE FINANCIAL YEARS ENDED

31 AUGUST 2025 AND 31 AUGUST 2024

		2025	2024
	Note	USD	USD

Revenue	16	6,350,558	921,530

Cost of sales		(4,625,746)	(683,327)

Gross profit		1,724,812	238,203

Other income		30	1

Administrative expenses		(202,407)	(133,535)

Net gain/(loss) on impairment of financial instruments		4,361	(8,404)

Finance costs	17	(2,890)	(1,013)

Profit before tax	18	1,523,906	95,252

Income tax expenses	19	(5,714)	(5,639)

Profit for the financial year		1,518,192	89,613

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Exchange translation differences		(12,124)	7,481
Total comprehensive income for the financial year		1,506,068	97,094

Earnings per share	21
Basic earnings per share (sen)		0.06	0.00

Diluted earnings per share (sen)		0.06	0.00

The accompanying notes form an integral part of the consolidated financial statements.

F-5

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEARS ENDED 31 AUGUST 2025

AND 31 AUGUST 2024

		Non-distributable						Distributable
		Class A Ordinary Shares		Class B Ordinary Shares			Foreign Exchange
		Number		Number		Merger	Translation	Retained	Total
		of shares	Amount	of shares	Amount	reserve	Reserve	Earnings	Equity
	Note		USD		USD	USD	USD	USD	USD

At 1 September 2023		23,000,000	2,300	2,000,000	200	2,192	-	(2,048)	2,644

Profit for the financial year		-	-	-	-	-	-	89,613	89,613
Other comprehensive income for the financial year		-	-	-	-	-	7,481	-	7,481

Total comprehensive income for the financial year		-	-	-	-	-	7,481	89,613	97,094

At 31 August 2024		23,000,000	2,300	2,000,000	200	2,192	7,481	87,565	99,738

The accompanying notes form an integral part of the consolidated financial statements.

F-6

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEARS ENDED 31 AUGUST 2025

AND 31 AUGUST 2024 (CONT’D)

		Non-distributable						Distributable
		Class A Ordinary Shares		Class B Ordinary Shares			Foreign Exchange
		Number		Number		Merger	Translation	Retained	Total
		of shares	Amount	of shares	Amount	reserve	Reserve	Earnings	Equity
	Note		USD		USD	USD	USD	USD	USD

At 1 September 2024		23,000,000	2,300	2,000,000	200	2,192	7,481	87,565	99,738

Profit for the financial year		-	-	-	-	-	-	1,518,192	1,518,192
Other comprehensive loss for the financial year		-	-	-	-	-	(12,124)	-	(12,124)

Total comprehensive income for the financial year		-	-	-	-	-	(12,124)	1,518,192	1,506,068

Transaction with owners:
Dividend paid	20	-	-	-	-	-	-	(888,593)	(888,593)

At 31 August 2025		23,000,000	2,300	2,000,000	200	2,192	(4,643)	717,164	717,213

The accompanying notes form an integral part of the consolidated financial statements.

F-7

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEARS ENDED 31 AUGUST 2025

AND 31 AUGUST 2024

	2025	2024
	USD	USD
Operating Activities
Profit before tax	1,523,906	95,252

Adjustments for:
Depreciation of:
- plant and equipment	1,217	-
- Right-of-use assets	20,836	8,058
Finance costs	2,890	1,013
Impairment losses on:
- Trade receivables	-	8,404
Interest income	(30)	(1)
Reversal of impairment loss on trade receivable	(4,361)	-
Operating profit before working capital changes	1,544,458	112,726

Changes in working capital:
Trade receivables	289,969	(854,267)
Other receivables	(494)	(6,348)
Trade payables	(386,011)	568,253
Other payables	(144,889)	155,347
	(241,425)	(137,015)
Cash generated from/(used in) operations	1,303,033	(24,289)
Interest received	30	1
Tax paid	(5,483)	-
Net cash from/(used in) operating activities	1,297,580	(24,288)

The accompanying notes form an integral part of the consolidated financial statements.

F-8

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEARS ENDED 31 AUGUST 2025

AND 31 AUGUST 2024 (CONT’D)

	Note	2025	2024
		USD	USD
Investing Activity
Purchase of plant and equipment	4	(11,858)	-
Net cash used in investing activity		(11,858)	-

Financing Activities
Drawdown of term loans		75,087	-
Dividends paid		(888,593)	-
Interest paid		(2,890)	(1,013)
Net changes in amount due to Directors		52,568	33,178
Payment of lease liabilities		(20,707)	(7,630)
Repayment of term loans		(8,056)	-
Net cash (used in)/generated from financing activities		(792,591)	24,535

Net increase in cash and cash equivalents		493,131	247
Effects of exchange translation differences on cash and cash equivalents		(18,208)	27
Cash and cash equivalents at the beginning of the financial year		357	83
Cash and cash equivalents at the end of the financial year		475,280	357

The accompanying notes form an integral part of the consolidated financial statements.

F-9

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEARS ENDED 31 AUGUST 2025

AND 31 AUGUST 2024 (CONT’D)

Cash flows for leases as a lessee

	2025	2024
	USD	USD
Including in Operating Activities
Interest paid in relation to lease liability (Note 17)	1,642	1,013
Payment relating to short-term leases (Note 18)	932	179

Including in Financing Activities
Payment of lease liabilities	20,707	7,630
Total cash outflows for leases	23,281	8,822

The accompanying notes form an integral part of the consolidated financial statements.

F-10

3KNIGHTS DYNAMICS GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31 AUGUST 2025 AND 31 AUGUST 2024

1.	General Information

1.1.	Introduction

This report has been prepared solely for the inclusion in the prospectus of 3Knights Dynamics Group Limited (“3Knights Group” or “the Company”) in connection with the initial public offering of 3Knights Group’s ordinary shares, par value USD0.0001 (“Ordinary Shares”) on the Nasdaq Capital Market (hereinafter defined as “Initial Public Offering”) and should not be replied upon for any other purposes.

1.2.	Background

The Company was incorporated in the Cayman Islands on October 8, 2025 as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands. The registered office of the Company is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The authorised share capital of the Company is US$50,000 divided into 450,000,000 Class A Ordinary Shares with a par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares with a par value of US$0.0001 each, all of which are fully paid

The principal place of business of the Company is situated at No. 19-2, The Boulevard, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, W.P. Kuala Lumpur, Malaysia.

1.3.	Principal activities

The principal activity of the Company is investment holding. The details of the subsidiary of the Company are as follows:

Name of	Country of	Effective interest (%)
company	incorporation	2025	2024	Principal activities

Direct holding:
3Knights Dynamics Sdn. Bhd. (“3Knights Dynamics”)	Malaysia	100	100	Provide information communication technology (ICT) services.

There have been no significant changes in the nature of the principal activities of the Company and its subsidiary.

F-11

1.	General Information (Cont’d)

1.4.	Shareholdings reorganisation

In preparation for the proposed Initial Public Offering, the Company has undertaken a reorganisation of its corporate structure in the following steps:

(a)	The Company was incorporated in the Cayman Islands on October 8, 2025, and one (1) ordinary share was issued to its initial subscriber for total consideration of USD0.0001.

(b)	On October 10, 2025, the initial subscriber transferred the 1 initial share to WLG Holdings Sdn. Bhd. which is owned 50% by Mr. Chu Hoon Weng and 50% by Mr. Lim Seow Leong and on the same day, the Company issued an aggregate of 1,499 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares to WLG Holdings Sdn. Bhd., for a consideration of USD0.0001 per share.

(c)	On October [date], 2025, the Company, WLG Holdings Sdn. Bhd., Mr. Chu Hoon Weng and Mr. Lim Seow Leong, the shareholders of 3Knights Dynamics, entered into a Share Swap Agreement, pursuant to which the Company acquire all 20,000 issued and fully paid ordinary shares of 3Knights Dynamics in exchange for newly issuance of 22,998,500 Class A Ordinary Shares of the Company to its existing shareholder, WLG Holdings Sdn. Bhd., all of which were credited as fully paid.

As a result, 3Knights Dynamics became wholly owned subsidiary of 3Knights Group and Mr. Chu Hoon Weng and Mr. Lim Seow Leong became the ultimate shareholders of 3Knights Group by directly holding its 23,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares via WLG Holdings Sdn. Bhd. in the same proportion as their previous interests in 3Knights Dynamics.

The reorganisation is accounted for as a business combination under common control, as the Company and its subsidiary were under the control of the same ultimate shareholders both before and after the reorganisation.

F-12

1.	General Information (Cont’d)

1.4.	Shareholdings reorganisation (Cont’d)

The reorganisation has been accounted for using the pooling-of-interest (predecessor) method, consistent with the principles of IFRS 3 Business Combinations and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Under this method, the assets and liabilities of the combining entities are recognised at their existing carrying amounts from the perspective of the controlling shareholders and no goodwill or gain on bargain purchase is recognised. The difference between the consideration transferred and the share capital acquired was recorded as the merger reserve in equity. The consolidated financial statements are presented as if the current structure had existed since the beginning of the earliest period presented.

Accordingly, the results of 3Knights Dynamics have been included in the consolidated financial statements as if the Group had operated as a single economic entity throughout the financial years ended August 31, 2025 and August 31, 2024.

1.5.	Acquisition of a subsidiary (“Acquisition”)

The acquisition of 3Knights Dynamics was completed on October [date], 2025 as disclosed in Note 1.4. Following the completion of the Acquisition, the group structure of 3Knights Group is as follows:

The Group is regarded as a continuing entity resulting from the Acquisition as the management of 3Knights Group was controlled by the Directors and remained under the same major shareholders before and immediately after the Acquisition. Consequently, immediately after the Acquisition, there was continuity in control over the entity’s financial and operating policy decisions, as well as risks and benefits to the ultimate shareholders that existed prior to the Acquisition. The Acquisition has been accounted for as a common control transaction.

F-13

2.	Basis of Preparation

(a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) accounting standards.

The consolidated financial statements of the Group have been prepared under the historical cost convention, unless otherwise indicated in the material accounting policies below.

Adoption of new and amended standards

During the financial year, the Group has adopted the following amendments to standards issued by the International Accounting Standards Board (“IASB”) that are mandatory for current financial year:

Amendments to IFRS 16	Lease Liability in a Sales and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements
Amendments to IAS 21	Lack of Exchangeability

The adoption of the amendments to standards did not have any significant impact on the consolidated financial statements of the Group.

F-14

2.	Basis of Preparation (Cont’d)

(a)	Statement of compliance (Cont’d)

Standards issued but not yet effective

The Group has not applied the following new standards and amendments to standards that have been issued by the IASB but are not yet effective for the Group:

Effective dates for financial periods beginning on or after

Amendments to IFRS 9 and IFRS 7	Amendments to Classification and Measurement of Financial Instruments	1 January 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	1 January 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	1 January 2026
● Amendments to IFRS 1
● Amendments to IFRS 7
● Amendments to IFRS 9
● Amendments to IFRS 10
● Amendments to IAS 7
Amendments to IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
Amendments to IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred until further notice

The Group intends to adopt the above new standards and amendments to standards, if applicable, when they become effective.

The initial application of the above-mentioned new standards and amendments to standards are not expected to have any significant impacts on the consolidated financial statements of the Group except as disclosed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements. It preserves the majority requirements of IAS 1 while introducing additional requirements. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements of IAS 1 have been moved to IAS 8 Basis of Preparation of Financial Statements.

F-15

2.	Basis of Preparation (Cont’d)

(a)	Statement of compliance (Cont’d)

Standards issued but not yet effective (Cont’d)

The initial application of the above-mentioned new standards and amendments to standards are not expected to have any significant impacts on the consolidated financial statements of the Group except as disclosed below: (Cont’d)

IFRS 18 Presentation and Disclosure in Financial Statements (Cont’d)

IFRS 18 additional requirements are as follows:

(i)	Statement of Profit or Loss and Other Comprehensive Income

IFRS 18 introduces newly defined “operating profit or loss” and “profit or loss before financing and income tax” subtotal which are to be presented in the statement of profit or loss, while the net profit or loss remains unchanged. Statement of profit or loss to be presented in five categories: operating, investing, financing, income taxes and discontinued operations.

(ii)	Statement of Cash Flows

The standard modifies the starting point for calculating cash flows from operations using the indirect method, shifting from “profit or loss” to “operating profit or loss”. It also provides guidance on classification of interest and dividend in statement of cash flows.

(iii)	New disclosures of expenses by nature

Entities are required to present expenses in the operating category by nature, function or a mix of both. IFRS 18 includes guidance for entities to assess and determine which approach is most appropriate based on the facts and circumstances.

(iv)	Management-defined Performance Measures (MPMs)

The standard requires disclosure of explanations of the entity’s company-specific measures that are related to the statement of profit or loss, referred to MPMs. MPMs are required to be reconciled to the most similar specified subtotal in MFRS Accounting Standards.

F-16

2.	Basis of Preparation (Cont’d)

(a)	Statement of compliance (Cont’d)

Standards issued but not yet effective (Cont’d)

The initial application of the above-mentioned new standards and amendments to standards are not expected to have any significant impacts on the consolidated financial statements of the Group except as disclosed below: (Cont’d)

IFRS 18 Presentation and Disclosure in Financial Statements (Cont’d)

(v)	Enhanced Guidance on Aggregation and Disaggregation

IFRS 18 provides enhanced guidance on grouping items based on shared characteristics and requires disaggregation when items have dissimilar characteristics or when such disaggregation is material.

The potential impact of the new standard on the consolidated financial statements of the Group have yet to be assessed.

(b)	Functional and presentation currency

The consolidated financial statements of the Group are measured using the currency of the primary economic environment in which the Group operates (“the functional currency”). The consolidated financial statements are presented in United States Dollar (“USD”) but the Group’s functional currency is Ringgit Malaysia (“RM”).

(c)	Significant accounting judgements, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Judgements

There are no significant areas of judgement in applying accounting policies that have significant effect on the amount recognised in the consolidated financial statements.

F-17

2.	Basis of Preparation (Cont’d)

(c)	Significant accounting judgements, estimates and assumptions (Cont’d)

Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period are set out below:

Depreciation and useful lives of property, plant and equipment and right-of-use (“ROU”) assets

The Group reviews the residual values, useful lives and depreciation methods at the end of each reporting period. Judgements are applied in the selection of the depreciation method, the useful lives and the residual values. The actual consumption of the economic benefits of the property, plant and equipment and ROU assets may differ from the estimates applied and therefore, future depreciation charges could be revised. The carrying amount of the Group’s property, plant and equipment and ROU assets are disclosed in Notes 4 and 5 respectively.

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses, unutilised capital allowances and other deductible temporary differences to the extent that it is probable that taxable profit will be available against which the unused tax losses, unutilised capital allowances and other deductible temporary differences can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying amount of recognised and unrecognised deferred tax assets are disclosed in Note 6.

F-18

2.	Basis of Preparation (Cont’d)

(c)	Significant accounting judgements, estimates and assumptions (Cont’d)

Key sources of estimation uncertainty (Cont’d)

Provision for expected credit loss of financial assets at amortised cost

The Group uses a provision matrix to calculate expected credit loss for trade receivables. The provision rates are based on number of days past due.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust the historical credit loss experience. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit loss is a significant estimate. The Group’s historical credit loss experience and forecast of economic conditions may not be representative of customer’s actual default in the future. Information about the expected credit loss are disclosed in Note 7.

Discount rate used in leases

Where the interest rate implicit in the lease cannot be readily determined, the Group uses the incremental borrowing rate to measure the lease liabilities. The incremental borrowing rate is the interest rate that the Group would have to pay to borrow over a similar term, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Therefore, the incremental borrowing rate requires estimation, particularly when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the incremental borrowing rate using observable inputs when available and is required to make certain entity-specific estimates.

Income taxes

Judgement is involved in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognises liabilities for tax based on estimates of whether additional taxes will be due. Where the final tax outcome of these tax matters is different from the amounts that were initially recognised, such differences will impact the income tax and/or deferred tax provisions in the period in which such determination is made.

F-19

3.	Material Accounting Policies

The Group applies the material accounting policies set out below, consistently throughout all periods presented in the financial statements unless otherwise stated.

(a)	Foreign currency transactions and balances

Transactions in foreign currency are recorded in the functional currency of the respective Group entities using the exchange rates prevailing at the dates of the transactions. At each reporting date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the reporting date are included in profit or loss.

Exchange differences arising on the translation of non-monetary items carried at fair value are included in profit or loss for the reporting period except for the differences arising on the translation of non-monetary items in respect of which gains and losses are recognised in other comprehensive income. Exchange differences arising from such non-monetary items are also recognised in other comprehensive income.

(b)	Basis of consolidation – Business combination

A business combination involving entities under common control is a business combination in which all the combining entities or business are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The acquisition of the combining entities resulted in a business involving common control since the management of all the entities which took part in the acquisition were controlled by common Directors and under common shareholders before and immediately after the acquisition, and accordingly the accounting treatment is outside the scope of IFRS 3.

Under the merger method of accounting, the results of subsidiaries are presented as if the merger had been effected throughout the current and previous years. The assets and liabilities combined are accounted for based on the carrying amounts from the perspective of the common control shareholder at the date of transfer. On consolidation, the cost of the merger is cancelled with the values of the shares received. Any resulting credit differences is classified as equity and regarded as a non-distributable reserve. Any resulting debit difference is adjusted against any suitable reserve. Any reserves which are attributable to share capital of the merged entities, to the extent that they have not been capitalised by a debit difference, are reclassified and presented as movement in merger deficit.

F-20

3.	Material Accounting Policies (Cont’d)

(c)	Property, plant and equipment

(i)	Recognition and measurement

All items of property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

(ii)	Depreciation

Depreciation is recognised in the profit or loss on straight-line basis to write off the cost of each asset to its residual value over its estimated useful life. Freehold land is not depreciated.

Property, plant and equipment are depreciated based on the estimated useful lives of the assets as follows:

Computer and software	20%
Office equipment	20%

(d)	Leases

(i)	As lessee

(a)	Right-of-use (“ROU”) assets

ROU assets are initially measured at cost. Subsequent to the initial recognition, the ROU assets are stated at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of lease liabilities.

The ROU assets are depreciated using the straight-line method from the commencement date to the earlier of the end of the estimated useful lives of the ROU assets or the end of the lease term.

(b)	Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate as the discount rate.

Subsequent to the initial recognition, the lease liabilities are measured at amortised cost and adjusted for any lease reassessment or modifications.

F-21

3.	Material Accounting Policies (Cont’d)

(d)	Leases (Cont’d)

(i)	As lessee (Cont’d)

(c)	Short-term leases and leases of low-value assets

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases and leases of low value assets. The Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(ii)	As lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases.

If the lease arrangement contains lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract based on the stand-alone selling price.

The Group recognises lease payments under operating leases as income on a straight-line basis over the lease term unless another systematic basis is more representative of the pattern in which benefit from the use of the underlying asset is diminished. The lease payment recognised is included as part of “Other income”. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

F-22

3.	Material Accounting Policies (Cont’d)

(e)	Financial assets

Recognition and initial measurement

Financial assets are recognised on the consolidated statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.

At initial recognition, the Group measures a financial asset at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance of the financial instruments. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial asset categories and subsequent measurement

For the purpose of subsequent measurement, the Group classifies its financial assets as financial assets at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual cash flows characteristics of the financial assets.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Financial assets at amortised cost

Financial assets that are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest are measured at amortised cost. Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Interest income, foreign exchange gains or losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

F-23

3.	Material Accounting Policies (Cont’d)

(f)	Financial liabilities

Recognition and initial measurement

Financial liabilities are recognised in the consolidated statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.

At initial recognition, the Group measures a financial liability at its fair value less, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance of the financial instruments.

Financial liability categories and subsequent measurement

For the purpose of subsequent measurement, the Group classifies its financial liabilities as financial liabilities at amortised cost.

Financial liabilities at amortised cost

Financial liabilities not categorised as fair value through profit or loss are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in the profit or loss. Any gains or losses on derecognition are also recognised in the profit or loss.

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, demand deposits, bank overdrafts and short-term highly liquid investments that are readily convertible to known amount of cash and which are subject to an insignificant risk of changes in value. For the purpose of consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts and pledged deposits, if any.

F-24

3.	Material Accounting Policies (Cont’d)

(h)	Impairment of assets

(i)	Non-financial assets

The carrying amounts of non-financial assets (except for inventories) are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit.

An impairment loss is recognised if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment loss is recognised in profit or loss.

Impairment losses recognised in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised for asset in prior years. Such reversal is recognised in the profit or loss.

F-25

3.	Material Accounting Policies (Cont’d)

(h)	Impairment of assets (Cont’d)

(ii)	Financial assets

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVTPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (“a 12 months ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (“a lifetime ECL”).

For trade and other receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience and the economic environment.

(i)	Share capital

Ordinary shares are equity instruments. Ordinary shares are recorded at the proceeds received, net of directly attributable incremental transaction costs. Ordinary shares are classified as equity.

Dividend distribution to the Group’s shareholder is recognised as a liability in the period they are approved by the Board of Directors except for the final dividend which is subject to approval by the Group’s shareholder.

F-26

3.	Material Accounting Policies (Cont’d)

(j)	Employee benefits

(i)	Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the reporting period in which the associated services are rendered by employees of the Group. Short-term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences. Short-term non-accumulating compensated absences such as sick and medical leave are recognised when the absences occur.

(ii)	Defined contribution plans

As required by law, companies in Malaysia contribute to the state pension scheme, the Employee Provident Fund (“EPF”). Such contributions are recognised as an expense in the profit or loss as incurred. Once the contributions have been paid, the Group has no further payment obligations.

(k)	Revenue and other income

(i)	Revenue from contracts with customers

Revenue is recognised when the Group satisfied a performance obligation (“PO”) by transferring a promised good or services to the customer, which is when the customer obtains control of the good or service. A PO may be satisfied at a point in time or over time. The amount of revenue recognised is the amount allocated to the satisfied PO.

Services

Revenue in respect of the rendering of services is recognised when the stage of completion at the end of each reporting period and the cost incurred can be reliably measured. The stage of completion is determined by completion of physical proportion of the services transaction.

F-27

3.	Material Accounting Policies (Cont’d)

(k)	Revenue and other income (Cont’d)

(ii)	Interest income

Interest income is recognised on accruals basis using the effective interest method.

(l)	Borrowing costs

All borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that the Group incurred in connection with the borrowing of funds.

(m)	Income taxes

Tax expense in profit or loss comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to items recognised directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the financial year, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous financial years.

Deferred tax is recognised using the liability method for all temporary differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and their tax bases. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

F-28

3.	Material Accounting Policies (Cont’d)

(m)	Income taxes (Cont’d)

The measurement of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(n)	Fair value measurement

Fair value of an asset or a liability is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement assumes that the transaction to sell the asset or transfer of the liability takes place either in the principal market or in the absence of a principal market, in the most advantageous market.

For non-financial asset, the fair value measurement takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair value is categorised into different levels in a fair value hierarchy based on the input used in the valuation technique as follows:

Level 1	:	quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
Level 2	:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	:	unobservable inputs for the asset or liability.

The Group recognises transfers between levels of the fair value hierarchy as of the date of the event or change in circumstances that caused the transfers.

F-29

4.	Property, Plant and Equipment

	Computer
	and	Office
	software	equipment	Total
	USD	USD	USD

2025
Cost
At 1 September 2024	-	-	-
Additions	11,732	126	11,858
Disposals	-	-	-
Translation differences	339	4	343
At 31 August 2025	12,071	130	12,201

Accumulated depreciation
At 1 September 2024	-	-	-
Charge for the financial year	1,196	21	1,217
Disposals	-	-	-
Translation differences	35	1	36
At 31 August 2025	1,231	22	1,253

Carrying amount
At 31 August 2025	10,840	108	10,948

At 31 August 2024	-	-	-

F-30

5.	Right-of-use Assets

	2025	2024
	USD	USD

Lease of buildings
Cost
At 1 September	41,973	-
Additions	-	41,973
Translation differences	904	-
At 31 August	42,877	41,973

Accumulated depreciation
At 1 September	8,744	-
Charge for the financial year	20,836	8,058
Translation differences	791	686
At 31 August	30,371	8,744

Carrying amount
At 31 August	12,506	33,229

The aggregate additional costs for the right-of-use assets of the Group during the financial year acquired under lease financing and cash payments are as follows:

	2025	2024
	USD	USD

Aggregate costs	-	41,973
Less: Lease financing	-	(41,973)
Cash payments	-	-

F-31

6.	Deferred Tax Assets

	2025	2024
	USD	USD

At 1 September	(2,300)	-
Recognised in profit or loss (Note 19)	1,862	(2,120)
Translation differences	4	(180)
At 31 August	(434)	(2,300)

The components and movements of the deferred tax liabilities and assets of the Group are as follows:

Deferred tax liabilities

	Accelerated
	capital	Right-of-use
	allowances	assets	Total
	USD	USD	USD

At 1 September 2024	-	7,975	7,975
Recognised in profit or loss	846	(5,001)	(4,155)
Translation differences	25	27	52
At 31 August 2025 (before offsetting)	871	3,001	3,872
Offsetting			(3,872)
At 31 August 2025 (after offsetting)			-

At 1 September 2023	-	-	-
Recognised in profit or loss	-	7,349	7,349
Translation differences	-	626	626
At 31 August 2024 (before offsetting)	-	7,975	7,975
Offsetting			(7,975)
At 31 August 2024 (after offsetting)			-

F-32

6.	Deferred Tax Assets (Cont’d)

The components and movements of the deferred tax liabilities and assets of the Group are as follows: (Cont’d)

Deferred tax assets

	Lease
	liabilities	Provisions	Total
	USD	USD	USD

At 1 September 2024	(8,086)	(2,189)	(10,275)
Recognised in profit or loss	4,970	1,047	6,017
Translation differences	(31)	(17)	(48)
At 31 August 2025 (before offsetting)	(3,147)	(1,159)	(4,306)
Offsetting			3,872
At 31 August 2025 (after offsetting)			(434)

At 1 September 2023	-	-	-
Recognised in profit or loss	(7,451)	(2,018)	(9,469)
Translation differences	(635)	(171)	(806)
At 31 August 2024 (before offsetting)	(8,086)	(2,189)	(10,275)
Offsetting			7,975
At 31 August 2024 (after offsetting)			(2,300)

7.	Trade Receivables

	2025	2024
	USD	USD

Trade receivables	648,685	927,066
	648,685	927,066
Less: Accumulated impairment losses	(4,830)	(9,120)
	643,855	917,946

Trade receivables are non-interest bearing and are generally on 30 to 60 days (2024: 30 to 60 days) terms. They are recognised at their original invoice amounts which represent their fair values on initial recognition.

F-33

7.	Trade Receivables (Cont’d)

Movements in the allowance for impairment losses on trade receivables are as follows:

	Lifetime	Credit	Loss
	allowance	impaired	allowance
	USD	USD	USD

2025
At 1 September 2024	9,120	-	9,120
Reversal of impairment losses	(4,361)	-	(4,361)
Translation differences	71	-	71
At 31 August 2025	4,830	-	4,830

2024
At 1 September 2023	-	-	-
Impairment losses recognised	8,404	-	8,404
Translation differences	716	-	716
At 31 August 2024	9,120	-	9,120

The loss allowance account in respect of trade receivables is used to record loss allowances. Unless the Group is satisfied that recovery of the amount is possible, the amount considered irrecoverable is written off against the receivable directly.

The ageing analysis of trade receivables at the end of the reporting period are as follows:

	Gross	Loss	Net
	amount	allowance	amount
	USD	USD	USD

2025
Not past due	378,698	-	378,698
Past due
Less than 30 days	142,012	(1,579)	140,433
31 to 60 days	119,320	(1,329)	117,991
61 to 90 days	3,124	(35)	3,089
More than 90 days	5,531	(1,887)	3,644
	269,987	(4,830)	265,157
Credit impaired
Individually impaired	-	-	-
	648,685	(4,830)	643,855

F-34

7.	Trade Receivables (Cont’d)

The ageing analysis of trade receivables at the end of the reporting period are as follows: (Cont’d)

	Gross	Loss	Net
	amount	allowance	amount
	USD	USD	USD

2024
Not past due	105,422	-	105,422
Past due
Less than 30 days	278,317	(3,089)	275,228
31 to 60 days	326,691	(3,626)	323,065
61 to 90 days	89,203	(990)	88,213
More than 90 days	127,433	(1,415)	126,018
	821,644	(9,120)	812,524
Credit impaired
Individually impaired	-	-	-
	927,066	(9,120)	917,946

Trade receivables that are not past due nor individually impaired are creditworthy debtors with good payment records with the Group.

As at 31 August 2025, gross trade receivables of USD269,987 (2024: USD821,644) were past due but not individually impaired. These relate to a number of independent customers from whom there is no recent history of default.

No trade receivables of the Group that are individually assessed to be impaired.

8.	Other Receivables

	2025	2024
	USD	USD

Other receivables	-	323
Deposits	7,545	6,565
	7,545	6,888

F-35

9.	Share Capital and Merger Reserve

(a)	Share capital

	Number of shares		Amount
	2025	2024	2025	2024
	Units	Units	USD	USD

Issued and fully paid ordinary shares with no par value
At 1 September / At 31 August	25,000,000	25,000,000	2,500	2,500

For the purpose of undertaking a public offering of the Company’s Class A Ordinary Shares, the Company completed a series of reorganisation transactions resulting in 23,000,000 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares being issued and outstanding, which have been retroactively restated to the beginning of the earliest period presented.

The authorised share capital of the Company is US$50,000 divided into 450,000,000 Class A Ordinary Shares with a par value of USD0.0001 each and 50,000,000 Class B Ordinary Shares with a par value of USD0.0001 each. All the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share is entitled to one vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of our Company. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at any time after the date of issuance of such share at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

On October, 10 and October [date], 2025, the Company issued a total of 22,999,999 Class A Ordinary Shares to the existing shareholder of the Company to perfect the Company’s capital structure in anticipation of the expected initial public offering of its Class A Ordinary Shares, and the concurrent listing of its Class A Ordinary Shares on the Nasdaq Stock Market LLC. The Company has accounted for these issuances of Class A Ordinary Shares as a stock dividend; accordingly, the Company has retroactively restated the presentation of its historical capital structure to the earliest period presented.

On October 10, 2025, the Company issued a total of 2,000,000 Class B Ordinary Shares to an existing shareholder of the Company.

F-36

9.	Share Capital and Merger Reserve (Cont’d)

(b)	Merger reserve

The merger reserve arose from the reorganisation of the Group accounted for as a business combination under common control, which was measured using the predecessor value method. The difference between the consideration transferred and the share capital acquired is recorded as merger reserve in equity and that has been retroactively restated to the beginning of the earliest period presented to reflect the Group’s capital structure as if the reorganisation had occurred at that date. Refer to the sequence of events as described in Note 1.4 “Shareholding reorganisation”.

10.	Foreign Currency Translation Reserve

The foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of the Group as its functional currency is different from the presentation currency.

11.	Lease Liabilities

	2025	2024
	USD	USD

At 1 September	33,693	-
Additions	-	41,973
Accretion of interest	1,642	1,013
Payments	(22,349)	(8,643)
Translation differences	127	(650)
At 31 August	13,113	33,693

Presented as:
Non-current	-	12,837
Current	13,113	20,856
	13,113	33,693

F-37

11.	Lease Liabilities (Cont’d)

The maturity analysis of lease liabilities of the Group at the end of the reporting period are as follows:

	2025	2024
	USD	USD

Minimum lease payments
Within one year	13,413	22,510
Later than one year but not later than two years	-	13,131
	13,413	35,641
Less: Future finance charges	(300)	(1,948)
Present value of lease liabilities	13,113	33,693

The Group leases buildings. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

The weighted average incremental borrowing rate applied to lease liabilities of the Group at the reporting date is 6.82% (2024: 6.82%).

12.	Borrowings

	2025	2024
	USD	USD

Secured
Term loans	68,968	-
	68,968	-

Analysed as:
Non-Current
Secured
Term loans	22,420	-

Current
Secured
Term loans	46,548	-
	46,548	-

Term loans obtained by the Group from non-bank financial institutions are secured by joint and several guarantees by the Directors of the Company.

F-38

12.	Borrowings (Cont’d)

Maturity of the borrowings of the Group are as follows:

	2025	2024
	USD	USD

Within one year	46,548	-
Between one year and two years	22,420	-
	68,968	-

The effective interest rates per annum of the borrowings of the Group at the reporting date are as follows:

	2025	2024
	%	%

Term loans	12% - 12.30%	-

13.	Trade Payables

	2025	2024
	USD	USD

Trade payables	232,794	616,677

The normal trade credit terms granted to the Group range from 30 to 60 days (2024: 30 to 60 days) depending on the terms of the contracts.

14.	Other Payables

	2025	2024
	USD	USD

Accruals	9,923	2,578
Other payables	9,676	162,542
	19,599	165,120

F-39

15.	Amount Due to Directors

This represents unsecured, non-interest bearing advances and repayable on demand.

16.	Revenue

	2025	2024
	USD	USD

Revenue from contracts with customers
Rendered of services	6,350,558	921,530

Timing of revenue recognition
At a point in time	6,350,558	921,530

Revenue from rendered of services which related to the information communication technology are recognised at a point in time when service is rendered to the customer, the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

17.	Finance Costs

	2025	2024
	USD	USD

Interest expenses on:
Lease liabilities	1,642	1,013
Term loans	1,248	-
	2,890	1,013

F-40

18.	Profit before Tax

Profit before tax is arrived at after charging/(crediting):

	2025	2024
	USD	USD

Auditors’ remuneration	2,185	534
Depreciation of:
- Property, plant and equipment	1,217	-
- Right-of-use assets	20,836	8,058
Impairment losses on:
- Trade receivables	-	8,404
Leases expenses relating to short-term leases	932	179
Loss on realised foreign exchange	109	-
Interest income	(30)	(1)
Reversal of impairment loss on trade receivable	(4,361)	-

19.	Taxation

	2025	2024
	USD	USD

Tax expenses recognised in profit or loss
Malaysian income tax
Current tax provision	3,852	7,759
	3,852	7,759

Deferred tax (Note 6)
Relating to origination and reversal of temporary differences	1,862	(2,120)
	1,862	(2,120)
	5,714	5,639

Malaysian income tax is calculated at the statutory rate of 15% on the first RM150,000 chargeable income, 17% on the chargeable income from RM150,001 to RM600,000 and 24% on the balance of chargeable income (2024: 15% on the first RM150,000 chargeable income, 17% on the chargeable income from RM150,001 to RM600,000 and 24% on the balance of chargeable income) of the estimated assessable profits for the financial year.

F-41

19.	Taxation (Cont’d)

A reconciliation of income tax expenses applicable to the profit before tax at the statutory income tax rate to income tax expenses at the effective income tax rate of the Group are as follows:

	2025	2024
	USD	USD

Profit before tax	1,523,906	95,252

At Malaysian statutory tax rate of 24% (2024: 24%)	365,737	22,860
Effect of income subject to tax rate of 15% and 17% (2024: 15% and 17%)	(2,311)	(4,100)
Income not subject to tax	(7)	-
Expenses not deductible for tax purposes	52	-
Income tax exemption	(357,757)	(13,121)
Tax expenses for the financial year	5,714	5,639

During the financial year 2024, 3Knights Dynamics was granted MSC Malaysia status by Malaysian Investment Development Authority (“MIDA”) vide approval letter. Pursuant to the Income Tax (Exemption) (No. 10) 2018 [P.U. (A) 389/2018] (“the Exemption Order”), the Minister of Finance has approved the commencement date of the income tax exemption incentive for the Company from 2 April 2024 to 1 April 2029 for a period of 5 years.

20.	Dividends

	2025	2024
	USD	USD

Dividends recognised as distribution to ordinary shareholder of the Company

A single-tier interim dividend of RM200 per ordinary share in respect of the financial year ended 31 August	888,593	-

F-42

21.	Earnings per Share

(a)	Basic earnings per share

The basic earnings per share are calculated based on the profit for the financial year attributable to the owners of the Company and the weighted average number of ordinary shares in issue during the financial year as follows:

	2025		2024

Profit attributable to the owners of the Company (USD)	1,518,192		89,613

Weighted average number of ordinary shares in issue
- Ordinary shares in issue as at 1 September	1		1
- Issuance of ordinary shares	2,001,499	#	2,001,499	#
- Issuance of ordinary shares	22,998,500	*	22,998,500	*
Weighted average number of ordinary shares in issue as at 31 August	25,000,000		25,000,000

Basic earnings per ordinary share (USD)	0.06		0.00

#	In the calculation of earnings per share for the financial year ended 31 August 2025 and 31 August 2024, it is assumed that 2,001,499 ordinary shares were in issue as the acquisition of 3Knights Dynamics as disclosed in Note 1.4(b) was accounted for under the merger method of accounting.

*	In the calculation of earnings per share for the financial year ended 31 August 2025 and 31 August 2024, it is assumed that 22,998,500 ordinary shares were in issue as disclosed in Note 1.4(c) was accounted for under the merger method of accounting.

(b)	Diluted earnings per share

The Group has no dilution in its earnings per ordinary share as there are no dilutive potential ordinary shares. There have been no other transactions involving ordinary shares or potential ordinary shares since the end of the reporting period and before the authorisation of these financial statements.

F-43

22.	Staff Costs

	2025	2024
	USD	USD

Cost of sales
Director’s fees	57,510	8,540
Salaries, wages and other emoluments	24,554	61,729
Defined contribution plans	3,016	6,875
Social security contributions	272	551
Other benefits	31	64

Administrative expenses
Director’s fees	112,719	25,620
Salaries, wages and other emoluments	10,899	84,538
Defined contribution plans	1,297	10,125
Social security contributions	132	810
Other benefits	15	94

	210,445	198,946

Included in the staff costs above is aggregate amount of remuneration received/receivable by the Executive Directors of the Group during the financial year as below:

	2025	2024
	USD	USD

Directors’ fees	170,229	34,160
Salaries and other emoluments	27,297	21,351
Defined contribution plans	3,285	2,562
Social security contributions	264	184
Other benefits	30	22
	201,105	58,279

23.	Reconciliation of Liabilities Arising from Financing Activities

The table below shows the details changes in the liabilities of the Group arising from financing activities, including both cash and non-cash changes.

				New lease
		At	Financing	[Note 3(d)	Other	At 31
		1 September	cash flows	and Note 5]	changes (i)	August
	Note	USD	USD	USD	USD	USD

2025
Lease liabilities	11	33,693	(20,707)	-	127	13,113
Borrowings	12	-	67,031	-	1,937	68,968
Amount due to Directors	15	37,071	52,568	-	2,318	91,957
		70,764	98,892	-	4,382	174,038

2024
Lease liabilities	11	-	(7,630)	41,973	(650)	33,693
Amount due to Directors	15	990	33,178	-	2,903	37,071
		990	25,548	41,973	2,253	70,764

(i)	The other changes is related to translation difference.

F-44

24.	Related Party Disclosures

(a)	Identifying related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or joint control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or other entities.

Related parties also include key management personnel defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group either directly or indirectly. The key management personnel comprise the Directors of the Group, having authority and responsibility for planning, directing and controlling the activities of the Group directly or indirectly.

(b)	Significant related party transactions

The Group has no related party balances and transactions with related parties during the financial year:

(c)	Compensation of key management personnel

Remuneration of key management personnel are as follows:

	2025	2024
	USD	USD

Directors’ fees	170,229	34,160
Salaries and other emoluments	27,297	21,351
Defined contribution plans	3,285	2,562
Social security contributions	264	184
Other benefits	30	22
	201,105	58,279

The Group has no other members of key management personnel apart from the Director.

F-45

25.	Financial Instruments

(a)	Classification of financial instruments

The following table analyses the financial assets and financial liabilities in the consolidated statement of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:

		Financial	Financial
		assets at	liabilities at
	Carrying	amortised	amortised
	amount	cost	cost
	USD	USD	USD

2025
Financial assets
Trade receivables	643,855	643,855	-
Other receivables	7,545	7,545	-
Cash and bank balances	475,280	475,280	-
	1,126,680	1,126,680	-

Financial liabilities
Trade payables	232,794	-	232,794
Other payables	19,599	-	19,599
Amount due to Directors	91,957	-	91,957
Lease liabilities	13,113	-	13,113
Borrowings	68,968	-	68,968
	426,431	-	426,431

		Financial	Financial
		assets at	liabilities at
	Carrying	amortised	amortised
	amount	cost	cost
	USD	USD	USD

2024
Financial assets
Trade receivables	917,946	917,946	-
Other receivables	6,888	6,888	-
Cash and bank balances	357	357	-
	925,191	925,191	-

Financial liabilities
Trade payables	616,677	-	616,677
Other payables	165,120	-	165,120
Amount due to Directors	37,071	-	37,071
Lease liabilities	33,693	-	33,693
	852,561	-	852,561

F-46

25.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies

The Group’s financial risk management policy is to ensure that adequate financial resources are available for the development of the Group’s operations whilst managing its credit, liquidity, foreign currency and interest rate risks. The Group operates within clearly defined guidelines that are approved by the Board and the Group’s policy is not to engage in speculative transactions.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

(i)	Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Group’s exposure to credit risk arises principally from trade and other receivables and deposits with banks. There are no significant changes as compared to prior year.

The Group has adopted a policy of only dealing with creditworthy counterparties. Management has a credit policy in place to control credit risk by dealing with creditworthy counterparties and deposits with banks with good credit rating. The exposure to credit risk is monitored on an ongoing basis and action will be taken for long outstanding debts.

At each reporting date, the Group assesses whether any of the receivables are credit impaired.

The gross carrying amounts of credit impaired receivables are written off (either partial or in full) when there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. Nevertheless, receivables that are written off could still be subject to enforcement activities.

The carrying amounts of the financial assets recorded on the consolidated statement of financial position at the end of the reporting period represents the Group’s maximum exposure to credit risk.

The Group’s credit exposures are concentrated mainly on 2 (2024: 4) debtors, which accounted for 99% (2024: 85%) of total trade receivables at the end of the reporting period.

F-47

25.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies (Cont’d)

(ii)	Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.

The Group’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Group finances its liquidity through internally generated cash flows and minimises liquidity risk by keeping committed credit lines available.

The following table analyses the remaining contractual maturity for financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	On demand		Total	Total
	or within 1	1 to 2	contractual	carrying
	year	years	cash flows	amount
	USD	USD	USD	USD

2025
Non-derivative financial liabilities
Trade payables	232,794	-	232,794	232,794
Other payables	19,599	-	19,599	19,599
Amount due to Directors	91,957	-	91,957	91,957
Lease liabilities	13,413	-	13,413	13,113
Borrowings	55,708	27,171	82,879	68,968
	413,471	27,171	440,642	426,431

	On demand		Total	Total
	or within 1	1 to 2	contractual	carrying
	year	years	cash flows	amount
	USD	USD	USD	USD

2024
Non-derivative financial liabilities
Trade payables	616,677	-	616,677	616,677
Other payables	165,120	-	165,120	165,120
Amount due to Directors	37,071	-	37,071	37,071
Lease liabilities	22,510	13,131	35,641	33,693
	841,378	13,131	854,509	852,561

F-48

25.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies (Cont’d)

(ii)	Market risks

(a)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Group is no exposed to foreign currency risk during the financial year 31 August 2025 and 31 August 2024.

(b)	Interest rate risk

The Group’s variable rate borrowings are exposed to a risk of change in cash flows due to changes in interest rates.

The Group manages its interest rate risk exposure from interest bearing borrowings by obtaining financing with the most favourable interest rates in the market. The Group constantly monitors its interest rate risk by reviewing its debts portfolio to ensure favourable rates are obtained.

The interest rate profile of the Group’s significant interest-bearing financial instruments, based on carrying amounts at the end of the reporting period was:

	2025	2024
	USD	USD

Fixed rate instruments:
Financial asset	-	-

Financial liability
Lease liabilities	13,113	33,693

Floating rate instruments:
Financial liabilities
Borrowings	68,968	-
	68,968	-

F-49

25.	Financial Instruments (Cont’d)

(b)	Financial risk management objectives and policies (Cont’d)

(ii)	Market risks (Cont’d)

(b)	Interest rate risk (Cont’d)

Interest rate risk sensitivity analysis

Any reasonably possible change in the interest rates of floating rate term loans at the end of the reporting period does not have a material impact on the profit after taxation and other comprehensive income of the Group and hence, no sensitivity analysis is presented.

(c)	Fair value of financial instruments

The carrying amounts of short-term receivables and payables, cash and cash equivalents and short-term borrowings approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.

The carrying amount of long-term floating rate borrowings approximate their fair value as the borrowings will be re-priced to market interest rate on or near reporting date.

As the financial assets and financial liabilities of the Group are not carried at fair value by any valuation method, therefore the fair value hierarchy analysis is not presented.

26.	Capital Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholder and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholder, return capital to shareholder, issue new shares or sell assets to reduce debt.

The Group monitors capital using a gearing ratio, which is net debt divided by total equity. The Group includes within net debt, lease liabilities and term loans less cash and cash equivalents. The Group’s policy is to maintain a prudent level of gearing ratio that complies with debt covenants. The gearing ratios at the end of the reporting period are as follows:

	2025	2024
	USD	USD

Lease liabilities	13,113	33,693
Borrowings	68,968	-
	82,081	33,693
Less: Cash and cash equivalents	(475,280)	(357)
Net (cash)/debt	(393,199)	33,336

Total equity	717,213	99,738

Gearing ratio (times)	-0.55	0.33

There was no change in the Group’s approach to capital management during the financial year.

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3KNIGHTS DYNAMICS GROUP LIMITED

(Company No.: 426647)

(Incorporated in Cayman Islands)

ACCOUNTANTS’ REPORT

FOR THE FINANCIAL YEARS ENDED

31 AUGUST 2025 AND 31 AUGUST 2024

Registered office:

C/O Ogier Global (Cayman) Limited

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

Principal place of business:

No. 19-2, The Boulevard, Mid Valley City,

Lingkaran Syed Putra,

59200 Kuala Lumpur,

W.P. Kuala Lumpur, Malaysia.

F-51

[   ]

Class A Ordinary Shares

3Knights Dynamics Group Limited

PROSPECTUS

[*]

[   ] , 2025

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against willful default, fraud or the consequences or dishonesty. Our articles of association provide that, to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and
(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning our Company or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

To the extent permitted by the Companies Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of our Company in respect of any matter identified in the articles of association on condition that the director (including alternate director), secretary or officer must repay the amount paid by our Company to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

●	On October 8, 2025, the Company allotted and issued 1 Class A Ordinary Share to Ogier Global Subscriber (Cayman) Limited .
●	On October 10, 2025, the Company allotted and issued 1,499 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares to WLG HOLDINGS SDN. BHD..
●	As part of the reorganization, on [*], 2025, the Company allotted and issued [22,998,500] Class A Ordinary Shares to WLG HOLDINGS SDN. BHD. , for the acquisition of the entire share capital of 3 Knights.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

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Item 8. Exhibits.

(a)	The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Company
3.2*	Memorandum and Articles of Association of the Company to become effective immediately prior to the closing of the offering
4.1*	Specimen Share Certificate
5.1*	Opinion of Ogier as to the validity of the ordinary shares
10.1*	Form of Employment Agreement between the Company and its executive officers
10.2*	Form of Independent Director Offer Letter between the Registrant and its independent directors
10.3*	Form of Indemnification Agreement
10.4*	Tenancy agreement entered between 3 Knights and RAM Holdings Berhad dated April 1, 2024 in relation to Unit 19-2, The Boulevard, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Wilayah Persekutuan, Malaysia, with a gross floor area of approximately 2,024 sq. ft
10.5*	Loan agreement entered between 3 Knights and Peoplender Sdn Bhd dated June 10, 2025
10.6*	Loan agreement entered between 3 Knights and Modalku Ventures Sdn Bhd dated June 17, 2025
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiary(ies)
23.1*	Consent of Ogier (included in Exhibit 5.1)
23.2*	Consent of Cheah Teh Su
24.1*	Power of Attorney (included on signature page to the registration statement)
99.1*	Charter of the Audit Committee
99.2*	Charter of the Compensation Committee
99.3*	Charter of the Nominating and Corporate Governance Committee
99.4*	Consent of [*] (Independent Director Nominee)
99.5*	Consent of [*] (Independent Director Nominee)
99.6*	Consent of [*] (Independent Director Nominee)
99.7*	Insider trading policy
99.8*	Clawback policy
107*	Filing Fee Table

* To be filed by amendment.

(b) Financial Statement Schedules

None.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(a)	to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser;

(b)	insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(c)	for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(d)	for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malaysia, on [*], 2025.

3Knights Dynamics Group Limited

By:
Name:	Chu Hoon Weng
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [*] and [*], each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chief Executive Officer	[*], 2025
Chu Hoon Weng	(Principal executive officer) and Director

	Chief Financial Officer	[*], 2025
[Chen Xiang Foong]	(Principal financial and accounting officer)

	Director and Chief Technology Officer	[*], 2025
[Lim Seow Leong]

II-3

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of 3Knights Dynamics Group Limited, has signed this registration statement in New York, on [*], 2025.

Authorized U.S. Representative Cogency Global Inc.

By:
Name:	[Colleen A. De Vries]
Title:	[Senior Vice-President on behalf of Cogency Global Inc.]

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